As filed with the Securities and Exchange Commission on February 14, 2001
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

TASER INTERNATIONAL, INC.

(Name of small business issuer in its charter)

Delaware	3699	86-0741227
(State or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7860 E. McClain Drive, Suite 2 Scottsdale, Arizona 85260 (480) 991-0797 (Address and telephone number of principal executive offices and principal place of business)	Patrick W. Smith, Chief Executive Officer TASER International, Inc. 7860 E. McClain Drive, Suite 2 Scottsdale, Arizona 85260 (480) 991-0797 (Name, address and telephone number of agent for service)

Copies to:

Thomas P. Palmer, Esq Jeffrey S. Cronn, Esq Tonkon Torp LLP 888 S.W. Fifth Avenue, Suite 1600 Portland, Oregon 97204 (503) 802-2018	Mark von Bergen, Esq. Joshua E. Husbands, Esq. Weiss Jensen Ellis & Howard 2300 U.S. Bancorp Tower 111 S.W. Fifth Avenue Portland, Oregon 97204 (503) 243-2300

Approximate date of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

			Proposed
		Proposed Maximum	Maximum
	Amount to be	Offering Price Per	Aggregate	Amount of
Title of Each Class of Securities to be Registered	Registered	Security(1)	Offering Price	Registration Fee

Units, each consisting of(2)	1,150,000	$11.00	$12,650,000	$3,163

(i) one share of common stock, and	1,150,000	—	—	—

(ii) one warrant to purchase one share of common stock	1,150,000	—	—	—

Representative’s warrants(3)	100,000

Units issuable upon exercise of representative’s warrants, each consisting of	100,000	$13.20	$1,320,000	$330

(i) one share of common stock, and	100,000	—	—	—

(ii) one warrant to purchase one share of common stock	100,000	—	—	—

Common stock issuable upon exercise of warrants, including warrants underlying representative’s warrants(4)	1,250,000	$16.50	$20,625,000	$5,157

Total			$34,595,000	$8,649

(1)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(g) under the Securities Act of 1933.

(2)	Includes 150,000 units which Paulson Investment Company, Inc., the representative of the underwriters, has the option to purchase to cover over-allotments, if any.

(3)	In connection with the sale of the units, TASER International, Inc. will issue to the representative warrants to purchase, in the aggregate, up to 100,000 units.

(4)	Pursuant to Rule 416 under the Securities Act of 1933, there are also being registered such additional shares and warrants as may be issuable pursuant to the anti-dilution provisions of the public warrants and the representative’s warrants.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 14, 2001

PRELIMINARY PROSPECTUS

1,000,000 Units

[TASER LOGO]

           This is an initial public offering of units by TASER International, Inc. Each unit consists of one share of common stock and one redeemable public warrant to purchase one share of common stock. We expect that the initial public offering price will be between $9 and $11 per unit. Prior to this offering, there has been no public market for our securities. We have filed an application to list the units, the common stock and the public warrants on the Nasdaq SmallCap Market under the symbols “TASRU,” “TASR” and “TASRW,” respectively.

      The common stock and warrants will trade only as a unit for at least 30 days following this offering. The representative of the underwriters will then determine when the units separate, after which the common stock and the public warrants will trade separately.

       Investing in these units involves significant risks. See “Risk Factors” beginning on page 4.

	Per Unit	Total

Initial public offering price	$	$

Underwriting discount	$	$

Proceeds to TASER International, Inc.	$	$

      The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      Paulson Investment Company, Inc. is the representative of the underwriters. We have granted the representative the option for a period of 45 days to purchase up to an additional 150,000 units to cover over-allotments.

PAULSON INVESTMENT COMPANY, INC.

The date of this prospectus is                , 2001.

[gatefold cover]

      Page 1 of the gatefold: The artwork depicts below the company logo a side view of the ADVANCED TASER M26 with certain parts labeled and a top view of the AIR TASER 34000.

      Pages 2 and 3 of the gatefold: The artwork depicts a pictorial diagram illustrating the effective range of the ADVANCED TASER M26 compared to batons and chemical sprays over distances of between zero and twenty feet.

      Below the pictorial diagram are smaller photographs of the air cartridges (ammunition), the probes, the dataport on the ADVANCED TASER M26 and the AFID tags.

      Below the smaller pictures the following captions appear:

      “The ADVANCED TASER M26 fires two small metal probes with fine wires attached. When the probes make contact, small barbs adhere to the target. Electrical signals are transmitted through the wires into the body of the subject, impairing his ability to control his body or perform coordinated action.”

      “The ADVANCED TASER M26 records the time and date of every firing. This data can be downloaded to a computer and used to investigate potential misuse of the weapon.”

      “The ADVANCED TASER M26 disperses 20-50 serial numbered identification tags upon firing. These tags can be used to trace the registered owner of the air cartridge used.”

      We have rights to the following registered trademarks: TASER® and AIR TASER®. We also have the following unregistered trademarks: TASER Wave™, T-Wave™, AUTO TASER™, ADVANCED TASER™ and AFID™. Each other trademark, trade name or service mark appearing in this prospectus belongs to its respective holder.

PROSPECTUS SUMMARY

      The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in the units. Before making an investment decision, you should read the entire prospectus carefully, including the “Risk Factors” section, the financial statements and the notes to the financial statements.

Our Company

      TASER International, Inc. develops, assembles and markets less-lethal, conducted energy weapons primarily for use in the law enforcement market. Our ADVANCED TASER weapon offers improved performance over other less-lethal force options used by law enforcement agencies. It can temporarily incapacitate virtually any individual regardless of pain tolerance, drug use, or body size — factors that cause other less-lethal options to have decreased effectiveness — yet has a comparable or lower injury rate and has had no reported long-term, adverse after-effects.

      The ADVANCED TASER uses compressed nitrogen to shoot two small probes up to 21 feet. These barbed probes are connected to the weapon by high-voltage insulated wires. When the probes make contact with the target, the ADVANCED TASER transmits powerful electrical pulses along the wires and into the body of the target through up to two inches of clothing. These electrical pulses impair voluntary muscle control so that the subject cannot perform coordinated action.

      Law enforcement agencies are increasingly adopting less-lethal weapons, including pepper sprays, rubber bullets, and conducted energy weapons such as TASERs. Effective less-lethal weapons may increase the safety of law enforcement officers, decrease suspect injuries, improve community relations, reduce litigation and police department medical and liability insurance costs, and potentially save lives.

      Since its introduction in December 1999, over 350 police departments in the United States have made initial purchases of our products and 15 police departments, including San Diego, Sacramento and Albuquerque, have purchased our products for every patrol officer. In addition, at February 1, 2001, more than 200 other police departments were evaluating the use of the ADVANCED TASER.

      The key elements of our growth strategy are:

•	To expand sales in the law enforcement and corrections market, which we believe to be the opinion leader for all other markets for less-lethal weapons;

•	To expand into the related private security and military markets;

•	To expand into the consumer market;

•	To develop enhanced less-lethal weapons and technologies, such as longer-range TASERs and TASERs with multiple shot capabilities; and

•	To acquire related businesses that enhance our strategic position.

      Our corporate headquarters is located at 7860 East McClain Drive, Suite 2, Scottsdale, Arizona 85260 and our telephone number is (480) 991-0797. Our website address is www.eTASER.com. Information contained on our website or any other website does not constitute a part of this prospectus.

This Offering

Securities offered	1,000,000 units. Each unit consists of one share of common stock and one public warrant to purchase an additional share of common stock.

The common stock and public warrants will trade only as a unit for at least 30 days following this offering. The representative of the underwriters will then determine when the units separate, after which the common stock and the public warrants will trade separately.

Public warrants	The public warrants included in the units will be exercisable commencing 30 days after this offering. The exercise price of a public warrant is 150% of the initial public offering price of the units. The public warrants expire on the fifth anniversary of the closing of the offering.

We have the right, commencing three months after the closing of this offering, to redeem the public warrants issued in this offering at a redemption price of $0.25 per public warrant, after providing 30 days prior written notice to the public warrant holders, if the average closing bid price of the common stock equals or exceeds 200% of the initial public offering price of the units for ten consecutive trading days ending prior to the date of the notice of redemption.

Common stock outstanding after this offering	2,510,754 shares

Use of proceeds	Repayment of debt, sales and marketing, research and development, production tooling and working capital.

Proposed Nasdaq SmallCap Market symbols
Common stock	TASR
Units offered in this offering	TASRU
Public warrants included in
the units	TASRW

      The number of shares of common stock outstanding after this offering is based on 1,510,754 shares outstanding as of February 12, 2001. The number of shares of common stock outstanding after this offering assumes no exercise of the representative’s over-allotment option and does not include an aggregate of 1,687,049 shares of common stock that may become outstanding as follows:

•	434,322 shares of common stock issuable upon exercise of stock options outstanding as of February 12, 2001, with a weighted average exercise price of $5.96;

•	52,727 shares of common stock issuable upon exercise of warrants outstanding as of February 12, 2001, with a weighted average exercise price of $4.71;

•	1,000,000 shares of common stock issuable upon exercise of the public warrants; and

•	100,000 shares of common stock issuable upon exercise of the representative’s warrants and 100,000 shares of common stock issuable upon exercise of the public warrants underlying the representative’s warrants.

      Historical information regarding our securities has been adjusted to reflect a 1-for-6 reverse stock split effected in connection with our reincorporation in Delaware on February 12, 2001. Except as otherwise indicated, all information in this prospectus assumes no exercise of the representative’s over-allotment option or the representative’s warrants. References to “we,” “us,” the “company” or “TASER” mean TASER International, Inc., unless otherwise indicated.

SUMMARY FINANCIAL INFORMATION

	Years ended December 31,

	1999	2000

Statements of Operations Data:

Net sales	$2,366,440	$3,499,758

Gross profit	873,855	2,062,445

Loss from operations	(1,329,478)	(46,885)

Basic and diluted net loss	(1,610,299)	(415,629)

Basic and diluted net loss per share of common stock	$(0.52)	$(0.17)

Basic and diluted shares of common stock	3,076,410	2,482,976

	December 31,	December 31,
	1999	2000

Balance Sheet Data:

Working capital (deficiency)	$(2,355,782)	$(1,011,984)

Property and equipment, net	256,110	274,273

Total assets	605,146	1,039,066

Total long-term debt	94,760	2,822,144

Stockholders’ deficit	$(2,194,432)	$(3,559,855)

RISK FACTORS

      This offering involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing any units. Any of the following risks could materially harm our business, operating results and financial condition, and could result in a decrease in the trading price of our units, common stock or public warrants, or in a complete loss of your investment.

Risks Related to Our Business

We have no history of profitable operations and may incur future losses.

      Since our inception in 1993, we have incurred significant losses. Our net losses for the years ended December 31, 1999 and 2000 were $1.6 million and $416,000, respectively. At December 31, 2000, we had an accumulated deficit of approximately $6.7 million. In addition, we expect our operating expenses to increase significantly as we expand our sales and marketing efforts and otherwise support our expected growth. Given these planned expenditures, we may incur additional losses in the near future. We may never achieve or sustain profitability.

We are materially dependent on acceptance of our products by the law enforcement and corrections market.

      We have recently devoted significant resources to sales opportunities in the law enforcement and corrections market. A substantial number of law enforcement and corrections agencies may not purchase our conducted energy, less-lethal weapons. Despite the absence of reported long-term, adverse after-effects from the use of our products, these agencies may be influenced by claims or perceptions that conducted energy weapons are unsafe or may be used in an abusive manner. In addition, earlier generation conducted energy weapons may have been perceived as ineffective. Sales of our products to these agencies may be delayed or limited by these claims or perceptions. If our products are not widely accepted by the law enforcement and corrections market, we may not be able to expand sales of our products in additional markets.

We have a limited operating history in the law enforcement and corrections market.

      Under an agreement with another company, we were prevented from selling our products in the law enforcement and corrections market until February 1998. We shifted our corporate focus to this market only in late 1999. Due to our limited operating history, we may not be able to attain significant sales in this market.

We substantially depend on sales of a single product line.

      We derived the majority of our revenues from sales of ADVANCED TASERs and related cartridges in 2000. A decrease in the prices of or demand for this product line, or its failure to achieve broad market acceptance, would significantly harm our business, financial condition and operating results.

We may not be able to manage our projected growth.

      We may experience growth that strains our managerial, financial and other resources. Our systems, procedures, controls and management resources may not be adequate to support our future operations. We will need to continually improve our operational, financial and other internal systems to manage our growth effectively. If we are unable to manage our growth, our business, operating results and financial condition could be adversely affected.

We may face potential personal injury and other liability claims.

      Our products are often used in aggressive confrontations that may result in serious, permanent bodily injury to those involved. Although there have been no reported long-term, adverse after-effects from the use of our products, our products may cause or be associated with these injuries. A person injured in a confrontation or otherwise in connection with the use of our products may bring legal action against us to recover damages on the basis of theories including personal injury, wrongful death, negligent design, dangerous product or inadequate warning. We may also be subject to lawsuits involving allegations of misuse of our products. If successful, personal injury, misuse and other claims could have a material adverse effect on our operating results and financial condition. Although we carry product liability insurance, significant litigation could also result in a diversion of management’s attention and resources, negative publicity and an award of monetary damages in excess of our insurance coverage.

We plan to relocate our product assembly operations from Mexico to the United States by the end of the second quarter of 2001, which may adversely affect product availability and cost.

      We plan to terminate assembly operations with our turnkey supplier in Guaymas, Mexico and relocate some production equipment from Mexico to the United States. In anticipation of moving our product assembly operations from Mexico, we have initiated a parallel production capability in our new facility in Scottsdale, Arizona. If we encounter delays or unforeseen problems in this move, it may significantly adversely affect our ability to produce and ship product and generate short-term sales and cash flow. Also, assembly of our products in the United States may result in an increase in our cost of products sold.

We are materially dependent on independent distributors for the sale of our products.

      We sell our products primarily through a network of independent distributors. Our arrangements with these distributors are generally short-term. If we do not competitively price our products, meet the requirements of our distributors or end-users, provide adequate marketing support, or comply with the terms of our distribution arrangements, our distributors may fail to aggressively market our products or may terminate their relationships with us. These developments would likely have a material adverse effect on our sales.

We expend significant resources in anticipation of a sale due to our lengthy sales cycle.

      Generally, law enforcement and corrections agencies consider a wide range of issues before committing to purchase our products, including product benefits, training costs, the cost to use our products in addition to or in place of other less-lethal products, product reliability and budget constraints. The length of our sales cycle may range from 60 days to a year or more. We may incur substantial selling costs and expend significant effort in connection with the evaluation of our products by potential customers before they place an order. If these potential customers do not purchase our products, we will have expended significant resources and received no revenue in return.

Most of our end-users are subject to budgetary and political constraints.

      Most of our end-user customers are government agencies. These agencies often do not set their own budgets and therefore have little control over the amount of money they can spend. In addition, these agencies experience political pressure that may dictate the manner in which they spend money. As a result, even if an agency wants to acquire our products, it may be unable to purchase them due to budgetary or political constraints. Some government agency orders may also be canceled or substantially delayed due to budgetary, political or other scheduling delays which frequently occur in connection with the acquisition of products by government agencies.

Government regulation of our products may adversely affect sales.

      Federal regulation of sales in the United States. Our weapons are not firearms regulated by the Bureau of Alcohol, Tobacco and Firearms, but are consumer products regulated by the United States Consumer Product Safety Commission. Although there are currently no federal laws restricting sales of our weapons in the United States, future federal regulation could adversely affect sales of our products.

      Federal regulation of international sales. Our weapons are controlled as a “crime control” implement by the United States Department of Commerce, or DOC, for export directly from the United

States. Consequently, we must obtain an export license from the DOC for the export of our weapons from the United States other than to Canada. While we have a history of timely obtaining DOC export licenses for sales of our weapons to the majority of our international customers, unforeseen changes in U.S. export regulations could significantly and adversely affect our international sales.

      State and local regulation. Our weapons are currently controlled, restricted or their use prohibited by several state and local governments. Our weapons are banned from consumer sale or use in seven states: New York, New Jersey, Rhode Island, Michigan, Wisconsin, Massachusetts and Hawaii. Law enforcement use of our products is also restricted in Michigan, New Jersey, Rhode Island, Massachusetts and Hawaii. Some municipalities, including Omaha, Nebraska and Washington, D.C., also prohibit consumer use of our products. Other jurisdictions may ban or restrict the sale of our products and our product sales may be significantly affected by additional state, county and city governmental regulation.

      Foreign regulation. Certain foreign jurisdictions including Japan, the United Kingdom, Australia, Italy and Hong Kong prohibit the sale of our products.

We are dependent on key personnel.

      Our success depends to a significant extent upon the continued services of our executive officers and other key management, sales and technical personnel. In particular, we rely upon Mr. Patrick W. Smith, our chief executive officer, and Mr. Thomas P. Smith, our president. The loss of the services of any of our executive officers or other key management, sales or technical personnel could adversely affect us. We intend to purchase key-person insurance on the lives of Thomas and Patrick Smith following this offering.

We may not be able to adequately protect or enforce our intellectual property rights.

      We have licensed or patented certain aspects of the technology incorporated in our products. The validity and breadth of claims covered in technology patents involve complex legal and factual questions, and the resolution of such claims may be highly uncertain, lengthy, and expensive. The scope of any patent to which we have or may obtain rights may not prevent others from developing and selling competing products. In addition, our patents may be held invalid upon challenge, others may claim rights in or ownership of our patents, and our products may infringe, or be alleged to infringe, upon the intellectual property rights of others.

We may face competition from larger, more established companies.

      The law enforcement and corrections market and other markets we plan to enter are highly competitive. We face competition from numerous larger, better capitalized and more widely known companies that make other less-lethal weapons and products. Increased competition may result in greater pricing pressure, which could adversely affect our gross margins.

We may incur significant warranty costs if our products have manufacturing defects.

      We offer a lifetime warranty on our AIR TASER and ADVANCED TASER weapons under which we will replace any weapon that fails to operate properly for a $25 fee. We may incur significant warranty costs if our products are defective in hardware or workmanship and fail to operate properly for these or any other reasons. In 2000, we recalled and replaced a series of ADVANCED TASERs due to a defective component.

Our revenues and operating results may fluctuate unexpectedly from quarter to quarter, which may cause our stock price to decline.

      Our revenues and operating results have varied significantly in the past and may vary significantly in the future due to various factors, including changes in our operating expenses, the timing of the introduction of new products and services, market acceptance of our new products and services, regulatory changes that may affect the competitive environment for our products, and budgetary cycles of municipal, state, and federal law enforcement agencies. As a result of these and other factors, we believe that period-to-period comparisons of our operating results may not be meaningful in the near term and that you should not rely upon our performance in a particular period as indicative of our performance in any future period.

We depend on third-party suppliers for key components of our weapons.

      We depend on certain domestic and foreign suppliers for the delivery of raw materials used in the production of our products. Specifically, we depend on suppliers of sub-assemblies, machined parts, injection molded parts, steel castings, custom wire fabrications, and other miscellaneous custom parts for our products. We do not have long-term supply agreements with any of these suppliers. Although we believe that alternative supplies for these materials and components are available, any interruption of supply for any material components of our products could significantly delay the shipment of our products and have a material adverse effect on our business, financial condition and operating results.

Foreign currency fluctuations may reduce our competitiveness in foreign markets.

      Although our policy of exclusively entering into dollar-denominated contracts eliminates our risk of foreign exchange losses, the relative change in currency values creates fluctuations in product pricing for potential international customers. These changes in end-user foreign prices may result in lost orders and reduce the competitiveness of our products in certain foreign markets. These changes may also negatively affect the financial condition of some foreign customers and reduce or eliminate their future orders of our products.

We are parties to a lawsuit involving the rights of a former distributor of our products.

      A former distributor of our products has filed a lawsuit in the state of New York asserting certain rights of exclusive sales representation with respect to our products. The former distributor claims that he has the exclusive right to market and sell our products to an extensive list of our current and potential customers throughout the United States. We believe the claims are without merit.

Risks Related to This Offering

We may use the proceeds of this offering in ways that do not improve our operating results or the market value of our common stock.

      We intend to use the net proceeds from this offering for repayment of stockholder and other debt, increased marketing efforts, research and development and general corporate purposes. Repayment of our debt will not directly improve our operating results. Our management will retain broad discretion and significant flexibility in applying the net proceeds from this offering. If our management does not apply the proceeds effectively, our business will be harmed.

You will suffer immediate dilution of your investment and may experience further dilution in the future.

      We anticipate that the initial public offering price of the units will be substantially higher than the net tangible book value per share of our common stock after this offering. As a result, you will incur immediate dilution of approximately $8.15 in net tangible book value for each share of our common stock included in the units you purchase. If any currently outstanding options or warrants to purchase our common stock are exercised, your investment will be further diluted.

There has been no prior market for our securities and a public market for our securities may not develop or be sustained.

      Prior to this offering, you could not buy or sell our securities publicly. If an active public market for our securities is not sustained after this offering, the market price of our securities may fall below their initial public offering price, and the liquidity of your investment may be significantly limited.

The initial public offering price of our units may not accurately reflect their future market performance.

      The initial public offering price of the units has been determined based on negotiations between the underwriters’ representative and us. The initial public offering price may not be indicative of future market performance and may bear no relationship to the price at which our units, common stock or public warrants will trade.

The price of our securities may be volatile.

      The stock market has recently experienced significant price and volume fluctuations. The price of our securities may fluctuate significantly in response to a number of factors, including:

•	Our quarterly operating results;

•	Changes in earnings estimates by analysts and whether our earnings meet or exceed such estimates;

•	Announcements of technological innovations by us or our competitors;

•	Additions or departures of key personnel; and

•	Other events or factors that may be beyond our control.

      Volatility in the market price of our securities could lead to claims against us. Defending these claims could result in significant costs and a diversion of our management’s attention and resources.

Future sales of our common stock by our existing stockholders could decrease the trading price of our common stock.

      Sales of a large number of shares of our common stock in the public markets after this offering, or the potential for such sales, could decrease the trading price of our common stock and could impair our ability to raise capital through future sales of our common stock. Upon completion of this offering, there will be 2,510,754 shares of our common stock outstanding. The 1,000,000 shares of common stock sold in this offering and the 1,000,000 shares of common stock reserved for issuance upon exercise of the public warrants sold in this offering will be freely tradeable without restrictions or further registration under the Securities Act of 1933, unless such shares are purchased by our “affiliates,” as that term is defined in the Securities Act of 1933. An additional 1,687,049 shares of common stock, including shares issuable upon exercise of the representative’s warrants, may become outstanding upon exercise or conversion of options or warrants currently outstanding or sold in this offering, subject to various lock-up agreements prohibiting the sale of such shares for one year following completion of this offering.

The exercise of previously issued options and warrants may dilute your investment in our shares and impair our ability to obtain financing.

      In addition to the 1,510,754 shares outstanding as of February 12, 2001, there are currently outstanding options to purchase 434,322 shares of our common stock, 119,055 of which are currently exercisable. We have reserved an additional 259,000 shares of our common stock for issuance pursuant to options that may be granted in the future to key employees, and others, under our 2001 Stock Option Plan. In addition, we have issued warrants to acquire up to 52,727 shares of our common stock. During the terms of such options and warrants, the holders of such securities have the opportunity to profit from a rise in the value or market price of our common stock, and the exercise of these options and warrants could dilute the then book value per share of our common stock. The existence of these options and warrants could adversely affect the terms at which we could obtain additional equity financing. Moreover, the holders of the options and warrants may be expected to exercise them at a time when we could obtain equity capital on terms more favorable than those provided by the options and warrants.

We will need to comply with federal and state securities laws to maintain the tradeability of our securities.

      We must maintain in effect the registration statement filed with the Securities and Exchange Commission with respect to the units and must also comply with the securities laws of a state for the units, common stock and public warrants to be tradeable in that state. If we do not comply with federal or state securities laws, your ability to sell the securities offered by this prospectus may be significantly reduced.

Certain of our directors or investors will personally benefit from the use of the proceeds of this offering.

      We will use the proceeds from this offering to repay a $1.5 million loan from a director who is also a stockholder and to retire the interest accrued through March 1, 2001, on our outstanding stockholder notes. In addition, if the over-allotment option granted to the representative of the underwriters is exercised in full, approximately $1.3 million in stockholder notes, including a note issued to our chairman, will be retired. This debt matures July 1, 2002.

We may need additional financing.

      If revenues are less than expected, or if expenses exceed our expectations, we may be required to find additional sources of financing to continue or expand our operations. We could seek additional financing from a number of sources, including, but not limited to, possible further sales of equity or debt securities and loans from banks, affiliates of the company, or other financial institutions. We may not be able to sell any such securities, or obtain such additional financing, on terms and conditions acceptable or favorable to the company, or at all, if and when needed by the company.

Our existing stockholders will continue to control us.

      Upon completion of this offering, existing stockholders will own approximately 60% of our outstanding common stock. These stockholders will continue to control most matters requiring approval by our stockholders, including the election of our directors.

We do not intend to pay cash dividends.

      Any investors who have or anticipate any need for immediate income from their investment should not purchase any of the units offered hereby.

Provisions of our charter documents and Delaware law may have anti-takeover effects that could hinder a change in our corporate control.

      Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include:

•	authorizing our board of directors to issue preferred stock without stockholder approval;

•	providing for a classified board of directors with staggered, three-year terms; and

•	allowing written stockholder actions only by unanimous consent.

      Provisions of Delaware law, including provisions that prohibit business combinations with entities holding greater than a threshold amount of voting stock, also may discourage, delay or prevent someone from acquiring or merging with us, which may cause the market price of our securities to decline.

You should not rely upon our forward-looking statements.

      Some of the statements made in this prospectus discuss future events and developments, including our future business strategy and our ability to generate revenue, income and cash flow. In some cases, you can identify forward-looking statements by words or phrases such as “may,” “will,” “should,” “expects,”

“plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “our future success depends,” “seek to continue,” or the negative of these words or phrases, or comparable words or phrases. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various facts, including the risks outlined under “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

USE OF PROCEEDS

      We estimate that the net proceeds from the sale of the 1,000,000 units that we are selling in this offering will be approximately $8,200,000, or $9,527,500 if the representative exercises its over-allotment option in full, based on an assumed public offering price of $10.00 per unit, and after deducting the underwriting discount, expense allowance, and estimated offering expenses of $650,000 payable by us.

      We expect to allocate the net proceeds of this offering as follows:

	Approximate	Approximate
	Amount	Percentage

Payment of stockholder note	$1,500,000	18%

Other debt repayment	1,180,000	14%

Accrued expenses and payables	300,000	4%

Accounts receivable and inventory	1,000,000	12%

Sales and marketing programs	1,500,000	18%

Research and development	500,000	6%

Tooling and equipment	250,000	3%

Other working capital/ general corporate purposes	1,970,000	25%

Total	$8,200,000	100%

      The debt we intend to repay includes:

•	a $1,500,000 note at an interest rate of bank prime (9.5% at December 31, 2000) plus 1% payable to a stockholder;

•	a $500,000 note at an interest rate of 18% payable to a private investor;

•	a $189,980 note at an interest rate of 10% payable to a third party vendor;

•	a $99,974 note at an interest rate of 10% payable to our chairman;

•	a remaining balance of $94,000 on a note at an interest rate of 11% payable to a private investor; and

•	approximately $300,000 of accrued but unpaid interest on notes to our stockholders, including our chairman and a director.

      Further, if the representative exercises its over-allotment option in full, we will repay the principal on other outstanding stockholder notes of approximately $1.3 million. Payment of accrued expenses and payables includes deferred employee expense reimbursement, accumulated interest, past due trade payables, and other miscellaneous accrued expenses.

      Pending such uses of the proceeds from this offering, we intend to invest the net proceeds in interest-bearing, investment grade securities.

      The foregoing discussion is merely an estimate based on our current business plan. Our actual expenditures may vary depending upon circumstances not yet known, such as the time actually required to reach a positive cash flow or to successfully expand the market for our products.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our shares of common stock and do not anticipate paying any cash dividends in the foreseeable future. Currently, we intend to retain any future earnings for use in the operation and expansion of our business. Any future decision to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, capital requirements and other factors our board of directors may deem relevant.

CAPITALIZATION

      The following table sets forth our capitalization at December 31, 2000 on an actual basis and on a pro forma basis, after giving effect to our reincorporation in Delaware, our related 1-for-6 reverse stock split, and the sale of 1,000,000 units offered hereby at an estimated price of $10.00 per unit and the initial application of the estimated net proceeds therefrom. This table should be read in conjunction with, and is qualified by, the financial statements and notes thereto included elsewhere in this prospectus.

	December 31, 2000

	Actual	Pro Forma

	(dollars in thousands)

Current portion of note payable(1)	$100	$—

Current portion of notes payable to related parties	125	—

Accounts payable and accrued liabilities	300	—

Inventory financing payable	190	—

Accrued interest	268	—

	$983	$—

Long-term notes payable to stockholders and others, and capital lease obligations, excluding current portion	$2,822	$1,325

Stockholders’ equity (deficit)

Preferred stock $0.00001 par value, 25,000,000 shares authorized; no shares issued and outstanding	—	—

Common stock $0.00001 par value, 50,000,000 shares authorized; 1,510,754 shares issued and outstanding actual, 2,510,754 shares issued and outstanding pro forma(2)	1,890	—

Additional paid-in capital	1,310	4,720

Deferred compensation	(80)	(80)

Retained earnings (deficit)(3)	(6,680)	—

Total stockholders’ equity (deficit)	(3,560)	4,640

Total capitalization (deficiency)	$(738)	$5,965

(1)	Subsequent to December 31, 2000, an investor advanced us $500,000, which is due to be repaid with the proceeds from this offering upon its closing or by July 1, 2002, whichever is earlier.

(2)	Does not include (i) 434,322 shares of common stock issuable upon exercise of stock options issued pursuant to our stock option plans, which have a weighted average exercise price of $5.96 per share, (ii) an additional 52,727 shares of common stock issuable upon exercise of warrants outstanding, which have a weighted average exercise price of $4.71, and (iii) the shares of common stock underlying the units issuable upon exercise of the representative’s over-allotment option.

(3)	Our accumulated deficit, which was $6.7 million at December 31, 2000, was reclassified into additional paid-in capital upon the termination of our S corporation tax status in the first quarter of 2001.

DILUTION

      If you invest in our units, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock after this offering. For purposes of the dilution computation and the following tables, we have allocated the full purchase price of a unit to the share of common stock included in the unit and nothing to the warrant included in the unit. As of December 31, 2000, our net tangible book value was a negative $3,559,855, or a deficiency of $2.36 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by the purchasers of our units in this offering and the net tangible book value per share of our common stock immediately afterwards. Without taking into effect any changes in the net tangible book value after December 31, 2000, other than to give effect to the sale of 1,000,000 units in this offering at the assumed initial public offering price of $10.00 per unit and the application of the net proceeds of this offering, the net tangible book value of TASER as of December 31, 2000 would have been $4,640,145, or $1.85 per share. This represents an immediate increase of $4.20 per share of common stock to existing stockholders and an immediate dilution of $8.15 per share of common stock to the new investors who purchase units in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price		$10.00

Net tangible book value (deficiency) per share before this offering	$(2.36)

Increase in net tangible book value per share attributable to new investors	$4.21

As adjusted net tangible book value per share after this offering		$1.85

Dilution in net tangible book value per share to new investors		$8.15

      If the representative’s over-allotment option is exercised in full, dilution per share to new investors would be $7.76 per share of common stock.

      The following table summarizes as of December 31, 2000 the differences between the existing stockholders and the new investors with respect to the number of shares of common stock purchased, the total consideration paid, and the average price per share paid:

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	1,510,754	60%	$3,199,898	24%	$2.12

New investors	1,000,000	40%	10,000,000	76%	$10.00

Total	2,510,754	100%	$13,199,898	100%

      The above computations assume no exercise of outstanding options or warrants to purchase common stock, the representative’s over-allotment option, the public warrants included in units sold in this offering or the representative’s warrants. To the extent that these options and warrants are exercised, there will be further dilution to new investors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

      The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and related notes to the financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements that relate to future events or our future financial performance. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include, among others, those listed under “Risk Factors” and those included elsewhere in this prospectus.

Overview

      We began operations in Arizona in 1993 for the purpose of developing and manufacturing less-lethal self-defense devices. From inception until the introduction of our first product, the AIR TASER, in 1994, we were in the development stage and focused our efforts on product development, raising capital, hiring key employees and developing marketing materials to promote our product line.

      In 1995 and 1996, we focused our efforts on promoting retail sales and establishing marketing channels for the AIR TASER product line. However, our marketing efforts were limited by a non-compete agreement prohibiting the company from marketing or selling our products to the U.S. law enforcement and military markets. Accordingly, initial sales of the AIR TASER were limited to the consumer market. While early sales in this market were promising, by the end of 1996 we were unable to establish consistent sales channels in the consumer marketplace, and sales declined. In late 1996, we relocated our production facilities to Mexico to reduce production costs.

      In 1997, we introduced our second product line, the AUTO TASER. The initial market response to the AUTO TASER suggested the demand for this product would more than compensate for the declining AIR TASER sales. Because of strong pressure from pre-production orders, we accelerated the development of the AUTO TASER. As a result of this acceleration, production costs of the AUTO TASER far exceeded initial projections, and we experienced a substantial amount of AUTO TASER returns due to product defects.

      The non-compete agreement that had precluded sales to the law enforcement and military markets expired in 1998. During this year, we focused our development efforts on the ADVANCED TASER product line, a redesigned and enhanced version of the AIR TASER, targeted primarily to the U.S. law enforcement and corrections market. During 1998, in addition to $66,000 paid to outside research and development consultants, we also incurred substantial internal unallocated expenses associated with the development of the ADVANCED TASER. Further, end-user sales of the AUTO TASER continued to decline, and product returns remained higher than expectations.

      In August 1999, the AUTO TASER product line was formally discontinued and we closed our production facilities in Mexico. We outsourced the production of our remaining finished goods and non-proprietary components to a third-party assembler. We shifted our focus to completion of the ADVANCED TASER development project and introduced the first ADVANCED TASER units for sale to law enforcement customers in December 1999. As a result of these activities and product development expenses, we had accumulated a deficit of $6.3 million by December 31, 1999.

      The first full year of the ADVANCED TASER product line sales was 2000. We spent the year focusing on building the distribution channel for marketing the product line and developing a nationwide training campaign to introduce the product line to law enforcement agencies, primarily in North America.

Results of Operations

      For the years ended December 31, 1999 and 2000, sales by product were as follows:

	December 31		December 31
Product	1999	%	2000	%

ADVANCED TASER	$80,000	3%	$2,152,000	62%

AIR TASER	1,327,000	56%	1,240,000	35%

AUTO TASER	608,000	26%	24,000	1%

Miscellaneous sales	351,000	15%	83,000	2%

Total sales	$2,366,000	100%	$3,500,000	100%

      Net sales. Net sales increased $1.1 million, or 48%, from $2.4 million for the year ended December 31, 1999 to $3.5 million for the year ended December 31, 2000. The increase was due almost entirely to the first full year of sales of the ADVANCED TASER, primarily to law enforcement agencies. The increase in sales was partially offset by the decline in AUTO TASER sales due to the discontinuation of this product line and somewhat lower sales of the AIR TASER to consumers.

      Cost of products sold. Cost of products sold decreased from $1.5 million in 1999, or 63% of net sales, to $1.4 million in 2000, or 41% of net sales. The decrease in cost of products sold as a percentage of net sales was due primarily to the lower direct production costs associated with the AIR and ADVANCED TASERs, which averaged 33% of gross sales as compared to 55% of gross sales for the AUTO TASER, and a one-time charge related to the phase-out of the AUTO TASER product line of approximately $355,000 in 1999.

      At December 31, 2000, our principal product costs included the following:

•	Direct materials: Direct materials include raw materials and sub-assemblies sold to our contract manufacturer for insertion into the final production assemblies as well as supplies used in production. Direct materials represent the majority of our cost of products.

•	Direct labor: Direct labor represents the expenses incurred in our Scottsdale, Arizona facility for the assembly and packaging of sub-assemblies. Once finished, these sub-assemblies are sold to our contract manufacturer for insertion in finished product. Prior to 2000, direct labor included wages paid to employees in our Mexico production facility.

•	Shipping expense: Shipping expense includes those costs associated with shipping finished products to our customers. This includes freight paid to ship orders, special handling charges and related transaction fees.

      In 2001, we anticipate that direct labor will represent a larger portion of cost of products sold as we move final assembly to our facility in Scottsdale.

      Gross profit. Gross profit increased $1.2 million, or 136%, from $874,000 in 1999 to $2.1 million in 2000. Our gross profit margin was 37% of net sales in 1999 compared to 59% in 2000 due to increased sales of higher margin ADVANCED TASER products and the write offs taken in 1999 as a result of the phase out of the AUTO TASER.

      Operating expenses. Operating expenses decreased $203,000, or 32%, from $634,000 in 1999 to $431,000 in 2000. Operating expenses were 27% of net sales in 1999 compared to 12% of net sales in 2000. This reduction in operating expenses is due largely to the closure of our manufacturing facility in Mexico in August 1999, and the associated reduction in staff when we outsourced production and assembly. Operating expenses are the indirect costs associated with producing our products, such as rent on production facilities, engineering and support salaries and other indirect manufacturing costs. We do not anticipate proportionate increases in operating expenses in the event our revenues increase.

      Sales, general and administrative expenses. Sales, general and administrative expenses increased by $163,000, or 12%, from $1.4 million in 1999 to $1.5 million in 2000. Sales, general and administrative expenses were 58% of net sales in 1999 compared to 44% of net sales in 2000. These costs increased to support the sales of the ADVANCED TASER and included sales commissions and product demonstration costs. However, sales, general and administrative expenses declined as a percentage of sales in 2000 due to the fixed nature of certain of these costs and higher per unit sales prices attributable to the ADVANCED TASER product line.

      Interest expense. Interest expense increased by $88,000, or 31%, from $281,000 in 1999 to $369,000 in 2000. The increase reflects the cost of the higher level of related party debt in 2000 over 1999, primarily used to fund working capital. In addition, we issued warrants and options in 2000 valued at $26,000 to certain stockholders for loan guarantees.

      Corporate tax status. Prior to our re-incorporation in Delaware in February 2001, we were an S-corporation, which allowed all the tax attributes to flow through to the stockholders. In February 2001, we changed our tax reporting status to that of a C-corporation. When we re-incorporated, all accumulated shareholder deficit was converted to additional paid-in capital. As a result there are no net operating loss carry forwards available to us.

      Net loss. The net loss decreased $1.2 million, or 74%, from $1.6 million in 1999 to $416,000 in 2000. Basic and diluted net loss per common share was $0.52 in 1999 compared to $0.17 in 2000. The reduced net loss in 2000 resulted primarily from increased sales volume and increased gross margins attributable to sales of the ADVANCED TASER line.

Liquidity and Capital Resources

      Liquidity. We had a working capital deficiency of $2.4 million at December 31, 1999 and $1.0 million at December 31, 2000. The improvement in working capital from 1999 to 2000 was largely due to the extension of short-term related party debt to long-term debt. In both 1999 and 2000, cash was used primarily to fund operating losses and for investment in property and equipment. We have historically addressed our working capital shortfalls through capital investment and debt financing from related parties.

      In 2000 we generated cash from operations of $66,000, primarily as a result of a significant customer deposit of $440,000 received in December 2000. In 1999, operations consumed $705,000 in cash. Although we anticipate that our cash flow from operations will be at least break-even in 2001, we have not historically generated sufficient cash from operations to fund future growth or to repay our long-term debt that principally comes due July 1, 2002.

      We anticipate that, after the completion of this offering, our cash resources will be adequate to meet our liquidity needs for at least the next two years. There can also be no assurances that our working capital objectives will be reached in the near future, if ever. If additional capital is required, it may not be available on favorable terms or at all.

      Capital resources. In the past, we have funded our operating deficits primarily through indebtedness to related parties. Our indebtedness to stockholders and related parties totaled $2.9 million at December 31, 2000. The majority of this indebtedness matures at the earlier of the completion of this offering or July 2002. The indebtedness bears interest ranging from 9% to 27%. A significant portion of this indebtedness will be repaid from the proceeds of this offering, including the representative’s over-allotment option, if exercised.

      Capital commitments. At December 31, 2000, we had no material commitments for capital expenditures. Other commitments include rental payments under operating leases for office space and equipment, and commitments under employment contracts with our chief executive officer, president, and chief financial officer.

BUSINESS

Company overview

      We develop, assemble and market less-lethal, conducted energy weapons primarily for use in the law enforcement and corrections market. Over 350 police departments in the United States have made initial purchases of our products and 15 police departments, including San Diego, Sacramento, and Albuquerque, have purchased our products for every patrol officer. As of February 1, 2001, more than 200 additional police departments were evaluating our newest product, the ADVANCED TASER.

      We sell two principal products. We introduced the AIR TASER in 1994 and targeted it primarily at the consumer market. We designed the AIR TASER to look like a cellular telephone or other consumer electronic item, rather than a weapon. The terms of an agreement we signed with Electronic Medical Laboratories, Inc., doing business as Tasertron and the original licensee of a patent on certain technology used in our weapons, precluded us from selling our products to United States law enforcement, corrections and military agencies until February 1998. After expiration of this agreement, we introduced the ADVANCED TASER, an upgraded and redesigned version of the AIR TASER, to appeal to the law enforcement and corrections market. It uses the same basic operating principle as the AIR TASER but produces four times the AIR TASER’s power output. It is also pistol-shaped to make it easier for police officers to use. The ADVANCED TASER can be sold with an integrated laser sight and a built-in memory option to record the time and date of up to 500 firings. We believe the ADVANCED TASER will also appeal to the security, military and consumer markets, and intend to pursue sales in these markets after further penetrating the law enforcement and corrections market.

Industry background

      The market for less-lethal weapons includes law enforcement agencies, correctional facilities, military agencies, private security guard companies and retail consumers. We believe law enforcement officials are the opinion leaders regarding market acceptance of new security products. In recent years, successful new security products — such as the GLOCK handgun and the Mag-Lite flashlight — were first marketed to and accepted by police departments. We therefore focus on the law enforcement agency segment of the market for less-lethal weapons.

      Generally, each police force has a use-of-force policy that dictates the level of force its officers can use to respond to various situations. A police officer is trained to use only the minimum force necessary to overcome the threat of injury or violence posed by a suspect. For example, under most policies, an officer may not use lethal force unless a subject poses a threat of significant bodily injury or fatality to the officer or other persons.

      In fact, most police officers never deploy lethal force in the course of their careers. While the vast majority of law enforcement officers around the world are armed with firearms, only a small percentage will actually ever use them. Many police officers, however, must use less-lethal force on a regular basis. Less-lethal force can range from a control hold to the use of a baton, chemical spray, or other means to control a subject that is actively resisting the officer.

      Police officers are often injured while trying to subdue a suspect with less-lethal force. Traditional tactics such as using a baton or fist to control a suspect result not only in a significant risk of injury to the suspect, but also a significant risk that the officer will be injured. If an officer can subdue a suspect from a safe distance using effective less-lethal weapons, he greatly reduces the probability that he or the suspect, as well as bystanders, will be injured during a confrontation.

      A variety of new less-lethal weapons have been developed to address the need to temporarily incapacitate an attacker without causing permanent injury or fatality. These weapons vary in approach, but generally include stun guns, batons and clubs, chemical sprays, rubber bullets, pepper balls and other impact munitions. Each weapon has distinct advantages and disadvantages, and law enforcement agencies require different tools for different situations. We believe that the following characteristics of less-lethal weapons are the most important to law enforcement agencies:

•	Effectiveness: temporary incapacitation of aggressive suspects

•	Range: variable distance over which the weapon is effective

•	Safety: low risk of injury or death

•	Ease of use: simple operation, low maintenance and no contamination

•	Dependability: reliability in many environments, product durability

•	Accountability: tracking to reduce misuse of the weapon

•	Cost: low cost per use and possible reduction of litigation expense

The ADVANCED TASER solution

      All our products are designed to perform well in terms of the above characteristics. We believe the ADVANCED TASER, however, offers the best combination of these characteristics currently available in a less-lethal weapon. This superior performance could make the ADVANCED TASER the less-lethal weapon of choice in many situations for law enforcement agencies and other security services.

•	Effectiveness

      Most less-lethal weapons rely upon a pain response to be effective. A less-lethal weapon that inflicts only pain may not stop the most dangerous and aggressive suspects. The ADVANCED TASER is designed to cause complete yet temporary physical incapacitation, not just discomfort or distraction. In police testing and field use, the ADVANCED TASER has incapacitated even highly focused individuals who have demonstrated the ability to fight through other less-lethal weapons that rely only on pain.

•	Range

      Batons and chemical sprays can only be used from close distances, usually less than five feet. Rubber bullets, beanbag rounds, and similar less-lethal impact weapons must be used at distances greater than 30 feet to minimize suspects’ injuries. Therefore, we believe that other less-lethal weapons as a group are generally ineffective between five and thirty feet. The ADVANCED TASER is designed to operate within this range. Since it is equally effective at very close range, we believe the ADVANCED TASER represents a more versatile less-lethal weapon for encounters taking place within 21 feet.

•	Safety

      In tests involving over 1,000 human volunteers and in hundreds of field applications, the ADVANCED TASER has had no reported long-term, adverse after-effects. In field uses, our technology has been found to have a comparable or lower risk of injury to officers and suspects than other less-lethal technologies. Further, the recovery time from an application of the ADVANCED TASER is generally less than one minute. In contrast, recovery time from the application of chemical sprays can range from ten minutes to one hour. Recovery time from the effect of impact rounds can vary from hours to weeks, depending on bruising and bone breakage.

•	Ease of Use

      The ADVANCED TASER is shaped and designed to function like a standard handgun. Accordingly, it is easy for law enforcement officers to use during stressful situations, since their firearms training familiarizes them with the muscle movements required for its operation. Further, the weapon requires no maintenance other than a periodic battery check. The ADVANCED TASER also does not leave contaminating residues, unlike chemical sprays that may contaminate buildings, vehicles or other closed facilities or officer uniforms.

•	Dependability

      The ADVANCED TASER operates effectively under a variety of unfavorable conditions, such as wind and rain, that render chemical sprays less effective. The ADVANCED TASER housing is constructed of high tensile-strength polycarbonate to withstand the rigors of typical police use.

•	Accountability

      The ADVANCED TASER incorporates features designed to reduce inappropriate use. Our cartridges contain numerous confetti-like Anti-Felon Identification tags, or AFIDs, which are scattered when the unit is fired. AFID tags recovered from usage sites can thus help identify the owner of the cartridge used. The ADVANCED TASER we market to law enforcement and corrections agencies also comes with a data port that records the exact time, date and duration of up to 500 firings.

•	Cost

      The ADVANCED TASER is sold to law enforcement agencies for approximately $400 per unit. The air cartridge ammunition is priced under $18 per shot. These prices are competitive with impact munitions and most other specialized less-lethal weapons, with the exception of the least expensive chemical sprays. However, the indirect costs of decontaminating buildings, vehicles, and uniforms resulting from the use of chemical sprays can place the ADVANCED TASER at an overall cost advantage per use.

      In addition, litigation costs for law enforcement agencies can be significant. Reducing the number of injuries and fatalities caused by law enforcement officers may reduce the number of suits filed against agencies for excessive use of force, wrongful death and injury. Further, reducing officer injuries minimizes medical claims and lost time for work-related injuries.

      As with other less-lethal weapons, these characteristics, particularly safety, may also have the benefit of increasing goodwill between law enforcement agencies and their communities. Community relations considerations can be particularly important at a time when almost any interaction with police can be videotaped and scrutinized by the media and the public.

Our strategy

      Key elements of our strategy for growth include the following:

•	Fully exploit the expanding law enforcement and corrections market.

      Our goal is to make the ADVANCED TASER the dominant less-lethal weapon for use by law enforcement and corrections agencies. Law enforcement officials are often viewed as experts with regard to weapons and other security products. As a result, we believe that widespread acceptance of the ADVANCED TASER in this market will enhance its credibility and represents a necessary first step toward expanding sales of our products in additional markets.

•	Expand into private security, military, and consumer markets.

      After increasing our presence in the law enforcement and corrections market, we intend to expand our penetration in the private security, military and consumer self-defense markets. We believe the same performance characteristics that will enable our products to succeed in the law enforcement and corrections market will also appeal to potential customers in these additional markets.

•	Develop enhanced less-lethal weapon technologies.

      We intend to improve our less-lethal weapons technology to provide further growth and market opportunities. Among other things, we intend to develop multiple shot capability and greater effective range. These innovations may increase our revenues by allowing us to sell upgraded less-lethal weapons and accessories, both to existing and potential new customers.

•	Acquire businesses that enhance our strategic position.

      We may acquire businesses that will complement our growth strategy and enhance our competitive position in our markets. However, we have no current plans for such acquisitions.

Markets

  Law enforcement and corrections

      Federal, state and local law enforcement agencies in the United States currently represent the primary target market for the ADVANCED TASER. According to United States Bureau of Justice statistics, there were nearly 19,000 of these agencies in the United States in 1996 that employed about 740,000 full-time, sworn law enforcement officers. In 1995, the most recent year for which statistics are available, industry analysts estimated that the total number of non-administrative correctional officers in the United States was approximately 450,000.

      Acceptance of the ADVANCED TASER by United States police departments has been fairly rapid since its introduction in December 1999. We believe it could prove equally suitable for use in correctional facilities. The ADVANCED TASER is particularly useful in these confined and crowded settings since it provides a means of bringing virtually any individual under control without requiring the use of lethal force. We anticipate that some of these officers will be armed with ADVANCED TASERs, particularly as its performance attributes become more familiar to the wider law enforcement community.

      In the law enforcement market, over 350 police departments have made initial purchases of the ADVANCED TASER for testing or deployment. In addition, 15 police departments, including San Diego, Sacramento, and Albuquerque, purchased enough of our weapons to issue one to each of their patrol officers.

  Private security firms and guard services

      In 1999, it was estimated that there were over 1.7 million privately employed security guards or personnel in the United States. They represent a broad range of individuals, including bodyguards, commercial and government building security guards, commercial money carrier employees, and many others. We believe that security personnel armed with ADVANCED TASERs could be as effective in many circumstances as those armed with conventional firearms. At the same time, arming guards with ADVANCED TASERs may reduce the potential liability of private security companies and personnel.

      A number of environments can prove problematic for the use of conventional firearms. The use of conventional firearms in airplanes, for example, poses a significant threat to the integrity of the aircraft and the safety of the passengers. Conventional firearms may also be inappropriate in subways, buses, transit systems, banks and casinos. In many of these crowded environments, the contamination associated with the use of chemical sprays could also pose significant problems.

      One large private security force overseas has ordered over 1,000 ADVANCED TASERs for delivery in Spring 2001. We are in the early stage of pursuing additional opportunities for sales of the ADVANCED TASER in private security markets, and have made only limited sales to date.

  Consumer/personal protection

      In the late 1990s, industry sources estimated that 35 million Americans owned handguns. We believe these handgun owners represent one segment of a potentially large consumer market for our products.

      As a result of our shift in focus, the share of our sales made to consumer markets fell sharply from 1999 to 2000. In 1999, sales to consumers represented 88% of total revenues while these sales dropped to only 32% of total sales in 2000. We expect the relative share of sales to consumer markets to remain small in the next few years. Given the size of the potential consumer market, however, we believe consumer sales could contribute a substantial portion of our revenues in the future, particularly after the ADVANCED TASER becomes more established in the law enforcement and corrections market.

  Military

      Military police forces may use the ADVANCED TASER for purposes similar to those of civilian police units. Military peace-keeping forces also perform policing functions, and the ADVANCED TASER may prove an effective tool for these operations. The ADVANCED TASER may also be used by armed forces to reduce the possibility of civilian casualties resulting from combat operations on battlefields consisting of both civilians and combatants. We have yet to pursue sales opportunities in the military market.

Products

      Our weapons use compressed nitrogen to shoot two small electrified probes up to a maximum distance of 21 feet. The probes and compressed nitrogen are stored in a replaceable cartridge attached to the base of the weapon. Our proprietary replacement cartridges are sold separately.

      After firing, the probes discharged from our cartridges remain connected to the weapon by high-voltage insulated wires that transmit electrical pulses into the target. These electrical pulses, which we call TASER-Waves or T-Waves, are transmitted through the body’s nerves in a manner similar to the transmission of signals used by the brain to communicate with the body. The T-Waves temporarily overwhelm the normal electrical signals within the body’s nerve fibers, impairing subjects’ ability to control their bodies or perform coordinated actions. T-Waves can penetrate up to two inches of clothing. The initial effect lasts up to five seconds and the charge can be repeated for up to approximately ten minutes by repeatedly firing the weapon.

      Since all our weapons use the same cartridges, we can support multiple platforms and still achieve economies of scale in cartridge production. Our cartridges contain numerous colored, confetti-like tags bearing the cartridge’s serial number. These tags, referred to as Anti-Felon Identification tags, or AFIDs, are scattered when one of our weapons is fired. We require sellers of our products to participate in the AFID program by registering buyers of our cartridges. In many cases, we can use AFIDs to identify the registered owner of cartridges fired.

      We introduced our initial product, the AIR TASER, in 1994. We designed the AIR TASER to look like a cellular telephone rather than a weapon to target the consumer electronics market. Currently, the AIR TASER product line consists of the AIR TASER, a cartridge that shoots two small electrified probes up to 15 feet, an optional laser sight, and a number of holstering accessories. We continue to target the AIR TASER line to the consumer market.

      We developed the ADVANCED TASER product line, launched in December 1999, primarily for the law enforcement and corrections market. The ADVANCED TASER M-26 is our primary product in this market and is sold exclusively to law enforcement and corrections agencies. The ADVANCED TASER M-26 offers the following improvements over the AIR TASER:

•	Increased effectiveness: the ADVANCED TASER has four times the power of the AIR TASER and has proven effective in incapacitating over 99% of volunteers tested.

•	Better accountability: the ADVANCED TASER’s memory system records the time, date, and duration of up to 500 firings. By downloading this information periodically, law enforcement and corrections agencies can track every use of the ADVANCED TASER. These agencies can use this data to investigate potential misuse.

•	Ease of use: the ADVANCED TASER’s familiar pistol shape and integrated laser sight minimize the training required for law enforcement and corrections officers and make it easier to use.

      Our products are sold primarily through our network of distributors at a wide range of prices. Our most inexpensive consumer product is the entry-level consumer AIR TASER, with a retail price of $99. Our high-end consumer model, the ADVANCED TASER M18L with integrated laser sight, retails for $600. The ADVANCED TASER M26 is currently our best selling item. Distributors sell the M-26 to law enforcement and corrections agencies for $400. Retail cartridge prices range from $16 to $30 per unit.

      In addition to weapons and cartridges, we sell holsters, attachments, cases and other accessories that complement our core products. Although to date these accessories have generated limited sales, they offer additional revenue opportunities and attractive margins.

      We offer a lifetime warranty on the AIR TASER. Under this warranty, we will replace any AIR TASER that fails to operate properly for a $25 fee. The AIR TASER is designed to disable an attacker for up to 30 seconds, and we encourage users to leave the unit and flee after firing it. As a result, we also provide free replacement units to consumers who follow this suggested procedure. To qualify for the replacement unit, users must file a police report that describes the incident and confirms the use of the AIR TASER.

      We offer a no-questions-asked lifetime replacement policy on the ADVANCED TASER. If the weapon fails to operate properly for any reason, we will replace it for a fee of $25. The fee is intended to help defray the handling and repair costs associated with product returns. This policy is attractive to our law enforcement and corrections agency customers. In particular, it avoids disputes regarding the source or cause of any defect. Warranty costs under both the AIR TASER and the ADVANCED TASER replacement policies have been minimal to date.

Sales and marketing

      Law enforcement and corrections agencies represent our primary target market. In this market, the decision to purchase the ADVANCED TASER is normally made by a group of people including the agency head, his training staff, and weapons experts. The decision sometimes involves political decision-makers such as city council members. The decision-making process can take as little as a few weeks or as long as several years.

      United States distribution. With the exception of several accounts to which we sell directly, the vast majority of our law enforcement agency sales in the United States occur through our network of more than 25 independent regional police equipment distributors. To service these distributors and assist us in expanding sales to new ones, we retain two manufacturer’s representatives that call on potential distributors. We compensate our manufacturer’s representatives solely on a commission basis, calculated as a percentage of the sales they complete. Sales in the consumer market are made through different independent distributors, dealers, and retailers. We provide our distributors with performance-based incentive programs.

      International distribution. As a result of our shift in focus to the United States law enforcement and corrections market, our international sales efforts are currently limited to presentations and training seminars conducted by TASER personnel. We recently began introducing the ADVANCED TASER in Europe and parts of the Middle East, South America and Asia, but have yet to devote significant resources to these markets. Sales outside the United States and Canada accounted for 48% and 18% of total revenues in 1999 and 2000, respectively. In 2001, we expect international sales to account for approximately 10% of our total sales.

      We have worked in the past with more than 20 foreign distributors. These foreign distributors purchase products from us and resell them to sub-distributors, retail dealers or end users. We continue to provide most foreign distributors with short-term exclusive contracts to sell our products in a designated region. Although many of these relationships are inactive, we continue to ship products as ordered.

      Training Programs. Most law enforcement and corrections agencies will not purchase new weapons until a training program is in place to certify all officers in their proper use. We offer an eight-hour class that certifies law enforcement and corrections agency trainers as instructors in the use of the ADVANCED TASER. We have certified over 2,500 law enforcement training officers as ADVANCED TASER instructors. Our certification program is designed to make it easier for departments to comply with these training requirements.

      Fifty of our certified instructors have undergone further training and become certified as master instructors. We authorize these individuals to train other law enforcement and corrections agency trainers, not just end users within these organizations. Twenty-five of our master instructors have agreed to conduct ADVANCED TASER training classes on a regular basis. These instructors independently organize and promote their own training sessions, and we provide them with logistical support. They are independent professional trainers, serve as local area TASER experts, and assist our distributors in conducting TASER demonstrations at other police departments within their regions. Through the end of 2000, we did not charge for attendance at these classes but now charge $195 per attendee. We pay master instructors a per-session training fee and a share of the attendance fees collected at each session that they conduct. These training sessions have led directly to the sale of ADVANCED TASERs to a number of police departments.

      Communications. In addition to our training programs, we regularly participate in a variety of trade shows and conferences. Our marketing efforts also benefit from significant free news coverage. Other marketing communications include video e-mails, press releases, and conventional print advertising in law enforcement trade publications. Our website also contains similar marketing information.

Manufacturing

      After a review of our operating costs and changes in regulations pertaining to the export of the technology used to produce our weapons, we elected to move our final assembly operations from our subcontractor in Guaymas, Mexico to our new facility in Scottsdale, Arizona. We own all of the production equipment used for the final assembly of our products in the Guaymas facility, and expect to reinstall it in Scottsdale no later than April 2001. We currently assemble the compressed nitrogen containers used inside our air cartridges in our Scottsdale facility.

      Our Scottsdale facility has approximately 6,000 square feet of assembly and warehouse space. We plan to employ between 15 and 25 assembly personnel by the end of 2001. After the move, our production capabilities will support the assembly of 2,000 ADVANCED TASERs, 1,000 AIR TASERs, and 24,000 cartridges per month on a single shift. We can expand our production capabilities by adding additional personnel and a second shift with negligible new investment in tooling and equipment. We expect our Scottsdale facility and tooling to be sufficient to support our current growth projections at least through 2003.

      We currently purchase finished circuit boards and injection-molded plastic components from third-party suppliers in Phoenix. Although we currently obtain these components from single source suppliers, we own the injection-molded component tooling used in their production. As a result, we believe we could obtain alternative suppliers without incurring significant production delays. We acquire most of our components on a purchase order basis and do not have long-term contracts with suppliers.

Competition

      In the law enforcement and corrections market, the ADVANCED TASER competes directly with the conducted energy weapon sold by Electronic Medical Research Laboratories, Inc., doing business as Tasertron. Tasertron is the sole remaining manufacturer of the original TASER weapon introduced in the 1970s. The ADVANCED TASER also competes indirectly with a variety of other less lethal alternatives. In the consumer market, the AIR TASER competes directly with a conducted energy weapon introduced by Bestex, Inc. in 1996, called the Dual-Defense, and indirectly with other less-lethal alternatives.

      Law enforcement and corrections market. Tasertron had an exclusive license to sell TASER products in the North American law enforcement and corrections market until February 1998. Compared to the Tasertron unit, our ADVANCED TASER offers reduced size, additional power, and a more convenient pistol-shaped design. We believe agencies choosing to employ a conducted energy weapon will prefer to adopt a single weapon system. Since its introduction, the ADVANCED TASER has competed successfully against the Tasertron unit, even in agencies that had previously purchased Tasertron units.

      Other less-lethal weapons, sold by companies such as Armor Holdings, Inc. and Jaycor, Inc., compete with our ADVANCED TASER indirectly. Many law enforcement and corrections personnel consider less-

lethal weapons to be distinct tools, each best-suited to a particular set of circumstances. Consistent with this tool kit approach, purchasing any given tool does not preclude the purchase of one or several more. In other cases, budgetary considerations and limited space on officers’ belts dictate that only a limited number of less-lethal weapons will be purchased and carried. We believe the ADVANCED TASER’s versatility, effectiveness, and low injury rate enable it to compete effectively against other less-lethal alternatives.

      Consumer market. Conducted energy weapons have gained limited acceptance in the consumer market for less-lethal weapons. These weapons compete with other less-lethal weapons such as stun guns, batons and clubs, and chemical sprays. The primary competitive factors in the consumer market include a weapon’s cost, its effectiveness, and its ease of use. The widespread adoption of the ADVANCED TASER by law enforcement agencies may help us overcome a perceived historic lack of consumer confidence in conducted energy weapons.

Regulation

      United States regulation. The AIR TASER and ADVANCED TASER are subject to the same regulations. Neither weapon is considered a “firearm” by the Bureau of Alcohol, Tobacco, and Firearms. There are, therefore, no firearms-related regulations regarding the sale and distribution of our weapons within the United States. In the 1980s, however, many states introduced regulations restricting the sale and use of stun guns, inexpensive hand-held shock devices. We believe existing stun gun regulations also apply to our weapon systems.

      In many cases, the law enforcement and corrections market is subject to different regulations than the consumer market. Where different regulations exist, we assume the regulations affecting the consumer market also apply to the private security market. Based on a review of current regulations, we have determined the following states regulate the sale and use of our weapon systems:

State	Law Enforcement Use	Consumer Use

Connecticut	Legal	Legal, subject to restrictions
Florida	Legal	Legal, subject to restrictions
Hawaii	Prohibited	Prohibited
Illinois	Legal	Legal, subject to restrictions
Indiana	Legal	Legal, subject to restrictions
Massachusetts	Legal	Prohibited
Michigan	Prohibited (except for evaluation)	Prohibited
New Jersey	Prohibited	Prohibited
New York	Legal	Prohibited
North Carolina	Legal	Legal, subject to restrictions
North Dakota	Legal	Legal, subject to restrictions
Rhode Island	Prohibited	Prohibited
Washington	Legal	Legal, subject to restrictions
Wisconsin	Legal	Prohibited

      The following cities and counties also regulate our weapon systems:

City	Law Enforcement Use	Consumer Use

Annapolis	Legal	Prohibited
Baltimore	Legal	Prohibited
Chicago	Legal	Prohibited
Howard County, MD	Legal	Prohibited
Lynn County, OH	Legal	Legal, subject to restrictions
New York City	Legal	Prohibited
Philadelphia	Legal	Prohibited
Washington, D.C.	Legal	Prohibited

      United States export regulation. Our weapon systems are considered a crime control product by the United States Department of Commerce. Accordingly, the export of our weapon systems is regulated under the export administration regulations. As a result, we must obtain export licenses from the Department of Commerce for all shipments to foreign countries other than Canada. Most of our requests for export licenses have been granted, and the need to obtain these licenses has not caused a material delay in our shipments. The need to obtain licenses, however, has limited or impeded our ability to ship to certain foreign markets. In addition, export regulations prohibit the further shipment of our products from foreign markets in which we hold an export license for the products to foreign markets in which we do not hold an export license for the products.

      In addition, in the fall of 2000, the Department of Commerce introduced new regulations restricting the export of the technology used in our weapon systems. These regulations apply to both the technology incorporated in our weapon systems and in the processes used to produce them. The technology export regulations do not apply to production that takes place within the United States. After moving our final assembly to our Scottsdale facility, these technology export regulations will no longer apply to us but will still apply to certain of our suppliers located outside of the United States.

      Foreign regulation. Foreign regulations are numerous and often unclear. We prefer to work with an exclusive distributor who is familiar with applicable regulations in each of our foreign markets. Experience with foreign distributors in the past indicates that restrictions may prohibit certain sales of our products in a number of countries. The countries in which we are aware of restrictions include Belgium, Denmark, Hong Kong, Italy, Japan, New Zealand, Norway, Sweden, Switzerland, and the United Kingdom. In Australia, Canada, and India we are also aware that sales of our products are permitted to law enforcement and corrections agencies but prohibited to consumers.

Intellectual property

      We protect our intellectual property with a variety of patents and trademarks. In addition, we use confidentiality agreements with employees and some suppliers to ensure the safety of our trade secrets. We hold a United States patent on the construction of the gas cylinder used to store the compressed nitrogen in our cartridges. This patent expires in 2015. We are the licensee of a United States patent on the process by which compressed gases launch the probes in our cartridges. This patent expires in 2009. Using this compressed gas technology instead of gunpowder prevents our products from being classified as firearms by the Bureau of Alcohol, Tobacco and Firearms. We also have a broad-based patent application pending covering the wave form of the energy we developed for the ADVANCED TASER.

      We have several unregistered and federally registered trademarks. We own the AIR TASER and TASER registered trademarks.

Research and development

      Our research and development initiatives are led by our internal personnel and make use of specialized consultants when necessary. These initiatives include bio-medical research as well as electrical and mechanical engineering design. Future development projects will focus on reducing the size, extending the range, and improving the functionality of our weapons. Total research and development expenditures were $6,900 in 1999 and $7,100 in 2000.

Employees

      As of December 31, 2000, we had 16 full-time employees. Six employees were involved in sales, marketing and training. Two were employed in research, development and engineering. We also employed four administrative personnel and four in production support. Our employees are not covered by any collective bargaining agreement, and we have never experienced a work stoppage. We believe that our relations with our employees are good.

Facilities

      We conduct our operations from a modern 11,800-square-foot facility located in Scottsdale, Arizona. The monthly rent for this facility is approximately $11,000. Our lease expires on January 1, 2006. We believe this facility will meet our needs for the next three years and that additional space will be available on reasonable terms upon the expiration of our current lease or if we require additional space.

Legal proceedings

      We are a defendant in a lawsuit filed in February 2000 by a former distributor of our products in the Supreme Court of the State of New York for the County of New York. This former distributor claims the exclusive right to sell our products to many of the largest law enforcement, corrections, and military agencies in the United States and seeks monetary damages. We signed no contracts with this former distributor. We also believe that he has no reasonable basis for claims to informal or implied contractual rights. As a result, we believe his claims are without merit, and the litigation will have no material adverse affect on our business, operating results or financial condition.

Corporate information

      We were incorporated in Arizona in September 1993 as ICER Corporation. We changed our name to AIR TASER, Inc. in December 1993, and to TASER International, Incorporated in April 1998. In February 2001, we reincorporated in Delaware as TASER International, Inc.

MANAGEMENT

Directors and executive officers

      Our directors and executive officers are as follows:

Name	Age	Position

Phillips W. Smith	63	Chairman

Patrick W. Smith	30	Chief Executive Officer and Director

Thomas P. Smith	33	President and Director

Bruce R. Culver	55	Director

Matthew R. McBrady	30	Director

Karl F. Walter	54	Director

Kathleen C. Hanrahan	37	Chief Financial Officer

      Phillips W. Smith is the chairman of our board of directors. Dr. Smith has served as a director since 1993. Since January 1999, Dr. Smith has served on the board of directors of Pentawave, Inc., a developer of cross-media publishing software. From June 1991 to September 1997, Dr. Smith served as the president and chief executive officer of Zycad Corporation, a developer of engineering and manufacturing applications software. Dr. Smith holds a B.S.E. degree from West Point, an M.B.A. degree from Michigan State University, and a Ph.D. in Business Administration from St. Louis University.

      Patrick W. Smith is the chief executive officer and a co-founder of TASER. Mr. Smith has served as our chief executive officer and as a director since 1993. Mr. Smith holds a B.S. degree in Biology and Neurobiology from Harvard University, an M.B.A. degree from the University of Chicago, and a Masters Degree in International Finance from the University of Leuven in Leuven, Belgium.

      Thomas P. Smith is the president and a co-founder of TASER. Mr. Smith has served as our president since April 1994 and as a director since 1993. Mr. Smith holds a B.S. degree in Ecology and Evolutionary Biology from the University of Arizona and an M.B.A. degree from Northern Arizona University.

      Bruce R. Culver has served as a director of TASER since January 1994. Mr. Culver co-founded Professional Staff, P.L.C., a human resource management company, and has served on its board of directors since April 1990. In March 1993, Mr. Culver organized and has since remained the chief executive officer of Culver Distributions, Inc., doing business as California Distribution Company, providing warehouse and distribution services to internet companies. Since April 1997, Mr. Culver has served on the board of Pentawave, Inc., becoming its chairman in October 2000.

      Matthew R. McBrady has served as a director of TASER since January 2001. From August 1998 though July 1999, Mr. McBrady served as a member of the staff of President Clinton’s Council of Economic Advisers. In December 1997, Mr. McBrady began working as a financial and analytical consultant for Avenue A, Inc, an internet marketing company, and served as its vice president of analytics from June 1999 through October 1999. Mr. McBrady taught corporate finance courses at the University of Southern California during the summer terms of 1997 and 1998, at Harvard College from September 1996 through May 1997, and at Harvard Business School during the spring term of 1998. Mr. McBrady holds a B.S. in Economics from Harvard University, an M.S. in International Economics from Oxford University, and expects to receive a Ph.D. in Corporate and International Finance from Harvard University in June 2001.

      Karl F. Walter has served as a director of TASER since January 2001. Mr. Walter was a co-founder of Glock, Inc., a subsidiary of GLOCK GmbH, an Austrian semi-automatic pistols manufacturer. From January 1994 through February 1997, Mr. Walter worked as a director of law enforcement sales for Sturm Ruger Co., a firearms manufacturer. Since March 1997, Mr. Walter has worked as the program manager for AV Technology International, LLC, a builder of armored vehicles.

      Kathleen C. Hanrahan is our chief financial officer, serving in that position since November 2000. Ms. Hanrahan first joined TASER in January 1996 as an internal controls consultant and became our controller in March 1996.

      Our certificate of incorporation provides that we have no less than three and no more than nine directors divided into three classes (Class 1, Class 2, and Class 3), with members of each class serving for staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Messrs. Phillips Smith and Bruce Culver have been designated as Class 1 directors, whose term expires at the 2001 annual meeting; Messrs. Patrick Smith and Karl Walter have been designated as Class 2 directors, whose term expires at the 2002 annual meeting; and Messrs. Thomas Smith and Matthew McBrady have been designated as Class 3 directors, whose term expires at the 2003 annual meeting.

      Each officer serves at the discretion of our board of directors. No officer is subject to an agreement that requires the officer to serve TASER for a specified number of years. Mr. Thomas Smith and Mr. Patrick Smith are Dr. Phillips Smith’s sons. No other family relationships exist among our directors and executive officers.

Director compensation

      Prior to 2001, directors were not compensated for their service on the board. Beginning in 2001, independent directors will receive $1,250 per quarter. In addition, in December 2000, Messrs. McBrady and Walter each received options to purchase 6,667 shares vesting ratably over four years at an exercise price of $3.30 per share. Directors are also reimbursed for expenses incurred in connection with attendance at meetings.

Committees of the board of directors

      Our board of directors has a Audit Committee consisting of Mr. McBrady and Mr. Walter, and a Compensation Committee consisting of Mr. Culver and Mr. Walter. The Audit Committee meets with management and our independent public accountants to determine the adequacy of our internal controls and other financial reporting matters. The Compensation Committee reviews and recommends to the board of directors the compensation and benefits of our officers, reviews general policy matters relating to compensation and benefits of our employees and administers the issuance of stock options and discretionary cash bonuses to our officers, employees, directors and consultants. We intend to appoint only independent directors to the Audit and Compensation Committees.

Executive compensation

      The following table sets forth information regarding compensation awarded to, earned by or paid to our chief executive officer for all services rendered to us during 1998, 1999 and 2000. None of our other executive officers earned in excess of $100,000 in 2000.

Summary Compensation Table

	Annual Compensation			Long Term Compensation
				Securities Underlying Options
Name and Principal Position	Year	Salary	Bonus	(#)

Patrick W. Smith	2000	$65,208	$2,500	—
Chief Executive Officer	1999	$49,161	—	10,000
	1998	$43,205	—	—

Option grants in last fiscal year

      We did not grant any options to our chief executive officer during the year ended December 31, 2000.

Fiscal year end option values

      The following table sets forth information regarding the number and value of unexercised options held by our chief executive officer on December 31, 2000. He did not exercise options to purchase common stock during 2000.

	Number of Securities		Value of Unexercised In-the-
	Underlying Options at Fiscal		Money Options at Fiscal
	Year End 2000(#)		Year End($)(1)

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Patrick W. Smith	6,389	3,611	$46,895	$26,505

(1)	Based on the estimated fair value of our common stock as of December 31, 2000, determined by our board of directors to be $8.00 per share.

Stock option plans

      We have two stock option plans: the 1999 stock option plan and the 2001 stock option plan.

      The 1999 stock option plan is an incentive and stock option plan which authorizes us to issue options to purchase up to 833,333 shares of our common stock. Under this plan, we have issued options to purchase 143,322 shares at $0.24 to $7.20 per share, including 10,000 options to Patrick W. Smith. We will issue no further options under the plan. The plan is administered by our board of directors. Subject to the provisions of this plan, the board determines who will receive options, the number of options granted, the manner of exercise and the exercise price of the options. The term of incentive stock options granted under the plan may not exceed ten years, or five years for options granted to an optionee owning more than 10% of our voting stock. The exercise price of an incentive stock option granted under this plan must be equal to or greater than the fair market value of the shares of our common stock on the date the option is granted. The exercise price of a non-qualified option granted under this plan must be equal to or greater than 85% of the fair market value of the shares of our common stock on the date the option is granted. An incentive stock option granted to an optionee owning more than 10% of our voting stock must have an exercise price equal to or greater than 110% of the fair market value of our common stock on the date the option is granted.

      The 2001 stock option plan is an incentive and stock option plan which authorizes us to issue options to purchase up to 550,000 shares of our common stock. Under this plan, we have issued options to purchase 291,000 shares at an average price of $8.33 per share, including 60,000 options to Patrick W. Smith. The plan is administered by our board of directors. Subject to the provisions of this plan, the board determines who will receive options, the number of options granted, the manner of exercise and the exercise price of the options. The term of incentive stock options granted under the plan may not exceed ten years, or five years for incentive stock options granted to an optionee owning more than 10% of our voting stock. The exercise price of an incentive stock option granted under this plan must be equal to or greater than the fair market value of the shares of our common stock on the date the option is granted. The exercise price of a non-qualified option granted under this plan must be equal to or greater than 85% of the fair market value of the shares of our common stock on the date the option is granted. An incentive Stock option granted to an optionee owning more than 10% of our voting stock must have an exercise price equal to or greater than 110% of the fair market value of our common stock on the date the option is granted.

Employment agreements

      In July 1998, we entered into an employment agreement with Patrick W. Smith pursuant to which he agreed to serve as our chief executive officer. The agreement is for an initial three-year term ending June 30, 2001, and is automatically renewed for a two-year term unless we give Mr. Smith one-year prior notice of termination, if the termination is without cause. The agreement provides for annual base compensation in the amount of $65,000, which amount may be increased based on performance. In 2000, Mr. Smith’s salary was increased to $90,000. We may terminate this agreement with or without cause. Should we terminate the agreement without cause, upon a change of control or upon his death, our chief executive officer is entitled to compensation equal to 12, 24 or 18 months of salary, respectively.

CERTAIN TRANSACTIONS

      In 1998, Mr. Bruce R. Culver, a director of TASER, loaned us $622,525. In March 1998, $150,000 of such amount was converted into 20,833 shares of our common stock at an estimated value of $7.20 per share. In December 1998, we issued Mr. Culver a promissory note for $472,525, the remaining amount due. The note bears interest at a rate of 10% per year and matures July 1, 2002. In 1999, Mr. Culver loaned an additional $150,000 to us at an interest rate of 10%, due July 1, 2002. In 2000, Mr. Culver loaned an additional $200,000 to us at an interest rate of 10%, due July 1, 2002. In total, outstanding notes due to Mr. Culver are $822,525 in principal plus accrued interest of $140,794 as of December 31, 2000, due July 1, 2002.

      In January 1999, Mr. Culver loaned us $1,500,000. In return, we issued him a promissory note for $500,000 at an effective interest rate of 27.1% per year, and 1,666,667 shares of our common stock at a price of $.60 per share. These shares were subject to a repurchase agreement between Mr. Culver and us that allowed us to repurchase the shares if we met certain operating performance criteria. We met the criteria and repurchased the shares from Mr. Culver in July 2000 in exchange for a promissory note in the amount of $1,000,000. We consolidated this note and the January 1999 note for $500,000 into a new note for $1,500,000 which carries interest at bank prime (9.5% at December 31, 2000) plus 1% and matures July 1, 2002.

      In 1999, Mr. Phillips W. Smith, our chairman, worked as a full time advisor to us and was compensated solely by an option on 16,667 shares of our common stock at a price of $0.66 per share.

      In 1998, Mr. Phillips W. Smith loaned us $455,691 in the form of a stockholder note at an interest rate of 9%. This note is currently outstanding, and the maturity has been extended to July 1, 2002 at an interest rate of 10%. Further, Mr. Smith has deferred expenses in the amount of $99,794, which has been formalized in a note bearing 10% interest, which matures July 1, 2002. The accrued interest due Mr. Smith for these notes was $119,045 as of December 31, 2000.

PRINCIPAL SHAREHOLDERS

      The following table sets forth certain information regarding the beneficial ownership of our common stock as of December 31, 2000, and as adjusted to reflect the sale of 1,000,000 units in this offering, by:

•	each person or group of affiliated persons known to be the beneficial owner of more than 5% of our outstanding common stock;

•	each of our directors;

•	our chief executive officer; and

•	all of our directors and executive officers as a group.

      As of such date, there were 1,510,754 shares of common stock outstanding before giving effect to the sale of units in this offering. We believe that, except as otherwise listed below, each named beneficial owner has sole voting and investment power with respect to the shares listed.

Shares Beneficially Owned

	Number of	Percentage	Percentage
	Shares	Beneficially	Beneficially
	Beneficially	Owned Before	Owned After
Name of Beneficial Owner	Owned	This Offering	This Offering

Phillips W. Smith(1)	388,479	23.1%	14.5%

Patrick W. Smith(2)	361,584	21.5%	13.5%

Bruce R. Culver(3)	491,146	29.2%	18.3%

Thomas P. Smith(4)	217,674	12.9%	8.1%

Malcolm W. Sherman(5)	123,796	7.4%	4.6%

Karl F. Walter(6)	1,111	*	*

Matthew R. McBrady(7)	1,111	*	*

All directors and executive officers as a group (7 persons)(8)	1,599,433	95.1%	59.6%

      The address of each person in this table is c/o 7860 East McClain Drive, Suite 2, Scottsdale, Arizona 85260, (480) 991-0797.

      As of December 31, 2000, we had nine stockholders.

  *  less than 1%

(1)	Includes 20,833 shares subject to options or warrants that are exercisable within 60 days.

(2)	Includes 11,250 shares subject to options that are exercisable within 60 days.

(3)	Includes 31,061 shares subject to warrants that are exercisable within 60 days.

(4)	Includes 11,250 shares subject to options that are exercisable within 60 days.

(5)	Includes 3,333 shares subject to options that are exercisable within 60 days.

(6)	Includes 1,111 shares subject to options that are exercisable within 60 days.

(7)	Includes 1,111 shares subject to options that are exercisable within 60 days.

(8)	Includes 94,481 shares subject to options or warrants that are exercisable within 60 days.

DESCRIPTION OF SECURITIES

      Upon completion of the offering, our authorized capital stock will consist of (1) 50,000,000 shares of common stock, $0.00001 par value, and (2) 25,000,000 shares of preferred stock, $0.00001 par value, of which there will be 2,510,754 shares of common stock and no shares of preferred stock outstanding. The following description of our capital stock is a summary and is qualified in its entirety by the provisions of our certificate of incorporation and our bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Units

      Each unit consists of one share of common stock and one public warrant to purchase an additional share of common stock. The common stock and warrants will trade only as a unit for at least 30 days following this offering. The representative of the underwriters will then determine when the units separate, after which the common stock and the public warrants will trade separately.

Common stock

      Holders of our common stock are entitled to one vote for each share on all matters submitted to a stockholder vote and may not cumulate their votes. Holders of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of our liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock.

      Holders of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock. The rights of the holders of common stock are subject to any rights that may be fixed for holders of preferred stock. All outstanding shares of common stock are, and the shares underlying all options and public warrants will be, duly authorized, validly issued, fully paid and non-assessable upon our issuance of these shares.

Preferred stock

      Our certificate of incorporation provides for the issuance of up to 25,000,000 shares of preferred stock. As of the date of this prospectus, there are no outstanding shares of preferred stock. Subject to certain limitations prescribed by law and the rights and preferences of the preferred stock, our board of directors is authorized, without further stockholder approval, from time to time to issue up to an aggregate of 25,000,000 shares of our preferred stock, in one or more additional series. Each new series of preferred stock may have different rights and preferences that may be established by our board of directors.

      The rights and preferences of future series of preferred stock may include:

•	number of shares to be issued;

•	dividend rights and dividend rates;

•	right to convert the preferred stock into a different type of security;

•	voting rights attributable to the preferred stock;

•	right to receive preferential payments upon a liquidation of the company;

•	right to set aside a certain amount of assets for payments relating to the preferred stock; and

•	prices to be paid upon redemption of the preferred stock.

Public warrants

  General

      Each public warrant entitles the holder to purchase one share of our common stock at an exercise price per share of 150% of the initial public offering price of the units. The exercise price is subject to adjustment upon the occurrence of certain events as provided in the public warrant certificate and summarized below. Our public warrants may be exercised at any time during the period commencing 30 days after this offering and ending on the fifth anniversary date of the closing of this offering, which is the expiration date. Those of our public warrants which have not previously been exercised will expire on the expiration date. A public warrant holder will not be deemed to be a holder of the underlying common stock for any purpose until the public warrant has been properly exercised.

  Separate transferability

      Our public warrants will trade only as a unit for a period of at least 30 days following this offering. The representative of the underwriters will then determine when the units separate, after which the common stock and the public warrants will trade separately.

  Redemption

      We have the right, commencing three months after the closing of this offering, to redeem the public warrants issued in the offering at a redemption price of $0.25 per public warrant after providing 30 days prior written notice to the public warrant holders, if the average closing bid price of the common stock equals or exceeds 200% of the initial public offering price of the units for ten consecutive trading days ending prior to the date of the notice of redemption. We will send the written notice of redemption by first class mail to public warrant holders at their last known addresses appearing on the registration records maintained by the transfer agent for our public warrants. No other form of notice or publication or otherwise will be required. If we call the public warrants for redemption, they will be exercisable until the close of business on the business day next preceding the specified redemption date.

  Exercise

      A public warrant holder may exercise our public warrants only if an appropriate registration statement is then in effect with the Securities and Exchange Commission and if the shares of common stock underlying our public warrants are qualified for sale under the securities laws of the state in which the holder resides.

      Our public warrants may be exercised by delivering to our transfer agent the applicable public warrant certificate on or prior to the expiration date or the redemption date, as applicable, with the form on the reverse side of the certificate executed as indicated, accompanied by payment of the full exercise price for the number of public warrants being exercised. Fractional shares will not be issued upon exercise of our public warrants.

  Adjustments of exercise price

      The exercise price is subject to adjustment if we declare any stock dividend to stockholders or effect any split or share combination with respect to our common stock. Therefore, if we effect any stock split or stock combination with respect to our common stock, the exercise price in effect immediately prior to such stock split or combination will be proportionately reduced or increased, as the case may be. Any adjustment of the exercise price will also result in an adjustment of the number of shares purchasable upon exercise of a public warrant or, if we elect, an adjustment of the number of public warrants outstanding.

Prior warrants

      As of the date of this prospectus, we had issued and outstanding warrants to purchase 52,727 shares of our common stock at a weighted average exercise price of $4.71, the forms of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Registration rights

      All holders of registration rights contained in agreements with us have waived such rights in connection with this offering. In connection with this offering, we have granted Paulson Investment Company, Inc., representative of the underwriters of this offering, warrants to purchase shares of our common stock. These representative’s warrants, as well as the shares of common stock and warrants included in the units issuable upon exercise of the representative’s warrants, are being registered on the registration statement of which this prospectus is a part. We will cause the registration statement to remain effective until the earlier of the time that all of the representative’s warrants have been exercised and the date which is five years after the effective date of this offering. The common stock and warrants issued to the representative upon exercise of these warrants will be freely tradeable. We will bear all expenses incurred in connection with the registration of the shares of common stock and warrants included in the units issuable upon the exercise of the representative’s warrants.

Anti-takeover provisions of our charter documents

      Our certificate of incorporation and bylaws include a number of provisions that may have the effect of delaying or preventing a change of control of TASER:

•	Our board is divided into three classes, with each class serving a three-year staggered term, so that one-third of the board is elected each year;

•	The authorized number of our directors can be changed only by resolution of the board of directors;

•	We can issue preferred stock without any vote or further action by stockholders;

•	Any action required or permitted to be taken by our stockholders at an annual or a special meeting is valid only if it is properly brought before the meeting, and written stockholder action is valid only if unanimous; and

•	Our bylaws limit persons who may call a special meeting of our stockholders.

These provisions may deter hostile takeovers or delay changes in control of our management, which could depress the market price of our securities.

Transfer agent and public warrant agent

      The transfer agent for our common stock and public warrants is US Stock Transfer Corporation, Glendale, California.

SHARES ELIGIBLE FOR FUTURE SALE

This offering

      Upon completion of the offering, we expect to have 2,510,754 shares of common stock outstanding, assuming no exercise of outstanding options or warrants, or 2,660,754 shares if the representative’s over-allotment is exercised in full. Of these shares, the 1,000,000 shares of common stock issued as part of the units sold in this offering will be freely tradeable without restrictions or further registration under the Securities Act of 1933, except that any shares purchased by our “affiliates,” as that term is defined under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 under the Securities Act. The 1,000,000 shares of common stock underlying the public warrants issued as part of the units sold in this offering will also be freely tradeable after exercise of the warrants, except for shares held by our affiliates.

Outstanding restricted stock

      The remaining 1,510,754 outstanding shares of common stock are restricted securities within the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption from registration offered by Rule 144. Holders of all of our outstanding restricted shares of common stock have agreed not to sell or otherwise dispose of any of their shares of common stock for a period of one year after completion of this offering, without the prior written consent of Paulson Investment Company, Inc., subject to certain limited exceptions. Prior to the expiration of this lock-up period, no shares of our outstanding restricted common stock may be sold in the public market pursuant to Rule 144. After the expiration of this lock-up period, or earlier with the prior written consent of Paulson Investment Company, Inc., all 1,510,754 of these outstanding restricted shares may be sold in the public market pursuant to Rule 144.

      In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year, including a person who may be deemed to be our affiliate, may sell within any three-month period a number of shares of common stock that does not exceed a specified maximum number of shares. This maximum is equal to the greater of 1% of the then outstanding shares of our common stock or the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the sale. Sales under Rule 144 are also subject to restrictions relating to manner of sale, notice and availability of current public information about us. In addition, under Rule 144(k) of the Securities Act, a person who is not our affiliate, has not been an affiliate of ours within three months prior to the sale and has beneficially owned shares for at least two years would be entitled to sell such shares immediately without regard to volume limitations, manner of sale provisions, notice or other requirements of Rule 144.

Preferred stock

      As of December 31, 2000, we had no shares of preferred stock outstanding.

Options

      Beginning 90 days after the date of this prospectus, certain shares issued or issuable upon the exercise of options granted by us prior to the date of this prospectus will also be eligible for sale in the public market pursuant to Rule 701 under the Securities Act of 1933, except that           of these shares are subject to the lock-up agreements discussed above. Pursuant to Rule 701, persons who purchase shares upon exercise of options granted under a written compensatory plan or contract may sell such shares in reliance on Rule 144 without having to comply with the holding period requirements of Rule 144, and in the case of non-affiliates, without having to comply with the public information, volume limitation or notice provisions of Rule 144. As of February 12, 2001, we had options outstanding to purchase 434,322 shares of common stock which have not been exercised and which become exercisable at various times in the future. Any shares issued upon the exercise of these options will be eligible for sale pursuant to Rule 701.

      We intend to file registration statements on Form S-8 under the Securities Act to register approximately 434,322 shares of our common stock issuable under our stock option plans. These registration statements are expected to be filed within three to six months after the completion of this offering. Shares of our common stock issued upon the exercise of stock options after the effective date of the Form S-8 registration statements will be eligible for resale in the public market without restriction, subject to Rule 144 limitations and the lock-up agreements discussed above.

Warrants

      As of February 12, 2001, we had warrants outstanding to purchase 52,727 shares of common stock which have not been exercised and which are currently exercisable. Any shares issued upon the exercise of these warrants will be eligible for sale pursuant to Rule 144, except that these shares are also subject to the lock-up agreements discussed above.

Representative’s warrants

      In connection with this offering, we have agreed to issue to the representative of the underwriters warrants to purchase 100,000 units. The representative’s warrants will be exercisable into units at any time during the four-year period commencing one year after the effective date of this offering. We will cause the registration statement to remain effective until the earlier of the time that all of the representative’s warrants have been exercised and the date which is five years after the effective date of the offering. The common stock and warrants issued to the representative upon exercise of these warrants will be freely tradeable.

UNDERWRITING

      Paulson Investment Company, Inc. is acting as the representative of the underwriters. We and the underwriters named below have entered into an underwriting agreement with respect to the units being offered. In connection with this offering and subject to certain conditions, each of the underwriters named below has severally agreed to purchase, and we have agreed to sell, the number of units set forth opposite the name of each underwriter.

Underwriters	Number of Units

Paulson Investment Company, Inc.

Total

      The underwriting agreement provides that the underwriters are obligated to purchase all of the units offered by this prospectus, other than those covered by the over-allotment option, if any units are purchased. The underwriting agreement also provides that the obligations of the several underwriters to pay for and accept delivery of the units are subject to the approval of certain legal matters by counsel and certain other conditions. These conditions include the requirements that no stop order suspending the effectiveness of the registration statement be in effect and that no proceedings for such purpose have been instituted or threatened by the Securities and Exchange Commission.

      The representative has advised us that the underwriters propose to offer our units to the public initially at the offering price set forth on the cover page of this prospectus and to selected dealers at such price less a concession of not more than $     per unit. The underwriters and selected dealers may reallow a concession to other dealers, including the underwriters, of not more than $     per unit. After completion of the initial public offering of the units, the offering price, the concessions to selected dealers and the reallowance to their dealers may be changed by the underwriters.

      The underwriters have informed us that they do not expect to confirm sales of our units offered by this prospectus to any accounts over which they exercise discretionary authority.

Over-allotment option

      Pursuant to the underwriting agreement, we have granted Paulson Investment Company, Inc. an option, exercisable for 45 days from the date of this prospectus, to purchase up to an additional                units on the same terms as the units being purchased by the underwriters from us. Paulson Investment Company, Inc. may exercise the option solely to cover over-allotments, if any, in the sale of the units that the underwriters have agreed to purchase. If the over-allotment option is exercised in full, the total public offering price, underwriting discounts and commissions, and proceeds to us before offering expenses will be $          , $          and $          , respectively.

Stabilization

      Until the distribution of the units offered by this prospectus is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for and to purchase units. As an exception to these rules, the underwriters may engage in transactions that stabilize the price of the units. Paulson Investment Company, Inc., on behalf of the underwriters, may engage in over-allotment sales, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the common stock and public warrants in the open market after the distribution has been completed in order to cover syndicate short positions. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option to purchase additional units as described above.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the units originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

      In general, the purchase of a security to stabilize or to reduce a short position could cause the price of the security to be higher than it might be otherwise. These transactions may be effected on the Nasdaq SmallCap Market or otherwise. Neither we nor the underwriters can predict the direction or magnitude of any effect that the transactions described above may have on the price of the units. In addition, neither we nor the underwriters can represent that the underwriters will engage in these types of transactions or that these types of transactions, once commenced, will not be discontinued without notice.

Indemnification

      The underwriting agreement provides for indemnification between us and the underwriters against specified liabilities, including liabilities under the Securities Act, and for contribution by us and the underwriters to payments that may be required to be made with respect to those liabilities. We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities under the Securities Act of 1933 is against public policy as expressed in the Securities Act and is therefore unenforceable.

Underwriters’ compensation

      We have agreed to sell the units to the underwriters at the initial offering price of $          , less the      % underwriting discount. The underwriting agreement also provides that upon the closing of the sale of the units offered, Paulson Investment Company, Inc. will be paid a nonaccountable expense allowance equal to 2.5 percent of the gross proceeds from the sale of the units offered by this prospectus, including the over-allotment option.

      We have also agreed to issue warrants to the representative to purchase from us up to                units at an exercise price per unit equal to 120% of the offering price per unit. These warrants are exercisable during the four-year period beginning one year from the date of effectiveness of the registration statement. These warrants, and the securities underlying the warrants, are not transferable for one year following the effective date of the registration, except to an individual who is an officer or partner of an underwriter, by will or by the laws of descent and distribution, and are not redeemable. These warrants will have registration rights. We will cause the registration statement to remain effective until the earlier of the time that all of the representative’s warrants have been exercised and the date which is five years after the effective date of this offering. The common stock and warrants issued to the representative upon exercise of these warrants will be freely tradeable.

      The holders of the representative’s warrants will have, in that capacity, no voting, dividend or other stockholder rights. Any profit realized by the representative on the sale of the securities issuable upon exercise of the representative’s warrants may be deemed to be additional underwriting compensation. The securities underlying the representative’s warrants are being registered on the registration statement. During the term of the representative’s warrants, the holders thereof are given the opportunity to profit from a rise in the market price of our common stock. We may find it more difficult to raise additional equity capital while the representative’s warrants are outstanding. At any time at which the representative’s warrants are likely to be exercised, we may be able to obtain additional equity capital on more favorable terms.

Lock-up agreements

      Our officers, directors and other stockholders have agreed that for a period of one year from the date this registration statement becomes effective that they will not sell, contract to sell, grant any option for the sale or otherwise dispose of any of our equity securities, or any securities convertible into or exercisable or exchangeable for our equity securities, other than through intra-family transfers or transfers to trusts for estate planning purposes, without the consent of Paulson Investment Company, Inc., as the representative of the underwriters, which consent will not be unreasonably withheld.

Determination of offering price

      Before this offering, there has been no public market for the units and the common stock and public warrants contained in the units. Accordingly, the initial public offering price of the units offered by this prospectus and the exercise price of the public warrants were determined by negotiation between us and the underwriters. Among the factors considered in determining the initial public offering price of the units and the exercise price of the public warrants were:

•	our history and our prospects;

•	the industry in which we operate;

•	the status and development prospects for our proposed products and services;

•	our past and present operating results;

•	the previous experience of our executive officers; and

•	the general condition of the securities markets at the time of this offering.

      The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the units. That price is subject to change as a result of market conditions and other factors, and we cannot assure you that the units, or the common stock and public warrants contained in the units, can be resold at or above the initial public offering price.

LEGAL MATTERS

      The validity of the securities being offered hereby will be passed upon on our behalf by Tonkon Torp LLP, Portland, Oregon. Certain legal matters will be passed upon for the underwriters by Weiss Jensen Ellis & Howard, P.C., Portland, Oregon.

EXPERTS

      The financial statements as of and for the years ended December 31, 1999 and 2000 included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form SB-2 under the Securities Act with the Securities and Exchange Commission with respect to the units offered hereby. This prospectus filed as part of the registration statement does not contain all of the information contained in the registration statement and exhibits thereto and reference is hereby made to such omitted information. Statements made in this registration statement are summaries of the terms of such referenced contracts, agreements or documents and are not necessarily complete. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. The registration statement and the exhibits and schedules thereto filed with the Securities and Exchange Commission may be inspected by you at the Securities and Exchange Commission’s principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the commissions’ regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 11400, Chicago, Illinois 60661. The commission also maintains a website at http://www.sec.gov that contains reports, proxy statements and information statements and other information regarding registrants that file electronically with the Commission. For further information pertaining to us and the units offered by this prospectus, reference is made to the registration statement.

      We intend to furnish our stockholders with annual reports containing financial statements audited by our independent accountants.

TASER INTERNATIONAL, INC.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of

TASER International, Inc.:

      We have audited the accompanying balance sheets of TASER International, Inc. (an Arizona corporation) as of December 31, 1999 and 2000, and the related statements of operations, stockholders’ deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TASER International, Inc. as of December 31, 1999 and 2000, and the results of its operations and its cash flows for each of the years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Phoenix, Arizona

  February 12, 2001

TASER INTERNATIONAL, INC.

BALANCE SHEETS

December 31, 1999 and 2000

	1999	2000

Assets

Current Assets:

Cash and cash equivalents	$54,905	$206,408

Accounts receivable, net of allowance of $48,000 in 1999 and $55,000 in 2000	121,921	312,681

Inventory	158,167	221,169

Prepaids and other	14,043	24,535

Total current assets	349,036	764,793

Property and Equipment, net	256,110	274,273

Total assets	$605,146	$1,039,066

Liabilities and Stockholders’ Deficit

Current Liabilities:

Current portion of note payable	$112,000	$100,000

Current portion of notes payable to related parties	1,664,774	124,574

Current portion of capital lease obligations	19,176	22,171

Accounts payable and accrued liabilities	517,629	532,589

Customer deposits	62,317	539,329

Inventory financing payable	189,980	189,980

Accrued interest	138,942	268,134

Total current liabilities	2,704,818	1,776,777

Notes Payable to Related Parties, net of current portion	74,781	2,778,219

Capital Lease Obligations, net of current portion	19,979	43,925

Total liabilities	2,799,578	4,598,921

Commitments and Contingencies

Stockholders’ Deficit:

Common stock, 0.00001 par value per share; 50 million shares authorized; 3,177,421 and 1,510,754 shares issued and outstanding at December 31, 1999 and 2000, stated at	2,889,590	1,889,590

Additional paid-in capital	1,180,182	1,310,308

Deferred compensation	—	(79,920)

Accumulated deficit	(6,264,204)	(6,679,833)

Total stockholders’ deficit	(2,194,432)	(3,559,855)

Total liabilities and stockholders’ deficit	$605,146	$1,039,066

The accompanying notes are an integral part of these balance sheets.

TASER INTERNATIONAL, INC.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 1999 and 2000

	1999	2000

Net Sales	$2,366,440	$3,499,758

Cost of Products Sold	1,492,585	1,437,313

Gross profit	873,855	2,062,445

Operating expenses	633,828	430,871

Sales, general and administrative expenses	1,383,185	1,546,519

Research and development expenses	6,867	7,137

Depreciation	179,453	124,803

Loss from operations	(1,329,478)	(46,885)

Interest Expense	280,821	368,744

Net Loss	$(1,610,299)	$(415,629)

Basic and diluted net loss per common share	$(0.52)	$(0.17)

Basic and diluted common shares	3,076,410	2,482,976

The accompanying notes are an integral part of these financial statements.

TASER INTERNATIONAL, INC.

STATEMENTS OF STOCKHOLDERS’ DEFICIT

For the Years Ended December 31, 1999 and 2000

	Common Stock		Additional			Total
			Paid-in	Deferred	Accumulated	Stockholders’
	Shares	Amount	Capital	Compensation	Deficit	Deficit

Balance, December 31, 1998	1,359,239	$1,389,590	$1,177,856	$—	$(4,653,905)	$(2,086,459)

Shares sold for cash	1,666,667	1,000,000	—	—	—	1,000,000

Issuance of common stock	151,515	500,000	—	—	—	500,000

Stock options granted for payment of consulting fees and loan guarantees	—	—	2,326	—	—	2,326

Net loss	—	—	—	—	(1,610,299)	(1,610,299)

Balance, December 31, 1999	3,177,421	2,889,590	1,180,182	—	(6,264,204)	(2,194,432)

Exchange of shares from related party for note payable	(1,666,667)	(1,000,000)	—	—	—	(1,000,000)

Stock options granted for payment of Board fee	—	—	79,920	(79,920)	—	—

Stock options granted for payment of consulting fee	—	—	13,917	—	—	13,917

Stock options granted for loan guarantees	—	—	36,289	—	—	36,289

Net loss	—	—	—	—	(415,629)	(415,629)

Balance, December 31, 2000	1,510,754	$1,889,590	$1,310,308	$(79,920)	$(6,679,833)	$(3,559,855)

The accompanying notes are an integral part of these financial statements.

TASER INTERNATIONAL, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 1999 and 2000

	1999	2000

Cash Flows from Operating Activities:

Net loss	$(1,610,299)	$(415,629)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities —

Depreciation	179,453	124,803

Change in assets and liabilities:

Accounts receivable	90,474	(190,760)

Inventory	607,165	(63,002)

Prepaids and other	16,598	(10,492)

Accounts payable and accrued liabilities	(152,510)	14,960

Customer deposits	62,317	477,012

Accrued interest	101,650	129,192

Net cash (used in) provided by operating activities	(705,152)	66,084

Cash Flows from Investing Activities:

Purchases of property and equipment, net	(133,760)	(99,759)

Cash Flows from Financing Activities:

Net payments under capital leases	(19,195)	(16,266)

Payments on note payable	—	(12,000)

Net proceeds from notes payable to related parties	728,344	163,238

Net borrowings (payments) under line of credit	(1,329,635)	—

Issuance of common stock	1,500,000	—

Deferred compensation	—	(79,920)

Compensatory stock options	2,326	130,126

Net cash provided by financing activities	881,840	185,178

Net Increase in Cash and Cash Equivalents	42,928	151,503

Cash and Cash Equivalents, beginning of year	11,977	54,905

Cash and Cash Equivalents, end of year	$54,905	$206,408

Supplemental Disclosure:

Cash paid for interest	$179,171	$239,552

Noncash Investing and Financing Activities:

Acquisition of property and equipment under capital leases	$33,635	$43,207

Exchange of shares from related party for note payable	$—	$1,000,000

The accompanying notes are an integral part of these financial statements.

TASER INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 1999 and 2000

1.  The Company

  a.  History and Nature of Organization

      TASER International, Inc. (TASER or the Company) was incorporated and began operations in Arizona in 1993 for the purpose of developing and manufacturing less-lethal, self-defense devices. From its inception until the Company commenced production in December 1994, the Company was in the development stage. During the period leading up to the start of production, the Company’s activities included raising capital, hiring key personnel and obtaining the necessary licenses. All production costs during the period from inception through December 31, 1995, consisting of research and development activities and limited product manufacturing, were expensed as incurred.

      Through 1996, the Company was developing its signature product, the AIR TASER, and establishing the marketing channels to promote retail sales. Significant nonrecurring expenditures were incurred, including research and development costs, the development of marketing and sales materials, the purchase of the licensing rights to the TASER technology and trademark, and the relocation of the manufacturing operations to Mexico, which resulted in significant operating losses.

      In 1997, the Company introduced a new product, the AUTO TASER. As a result of significant expenditures for research and development, manufacturing difficulties, scrap, engineering changes and other costs associated with the start up of this product line, the Company continued to experience operating losses in 1997, 1998 and 1999. This product line was discontinued August 1, 1999.

      In 1998, the Company formally changed its name from Air Taser, Inc. to TASER International, Inc. and began development of its ADVANCED TASER product, which was introduced for sale in December 1999.

  b.  Financing

      The Company has been financed primarily from bank financing, usually guaranteed by major stockholders, and advances and investment by a number of major stockholders. Since inception, the Company has sustained significant operating losses and has, at December 31, 2000, a deficit in working capital of approximately $1,009,000. In addition, new capital will be required to fund further product development, market penetration, working capital and future operations. The Company believes that additional financing will be available under terms and conditions that are acceptable to the Company. However, there can be no assurance that additional financing will be available. In the event the Company is unable to obtain the needed financing required, the two major stockholders have guaranteed to fund working capital and operational cash needs through at least December 31, 2001.

  c.  Initial Public Offering

      The Company is contemplating an initial public offering (IPO) of 1,000,000 shares of common stock at an estimated price of $10 per unit, consisting of one share of common stock and one warrant to purchase one share of common stock (Note 10).

  d.  Reincorporation and Restatement of Shares

      In February 2001, the Company reincorporated in the State of Delaware. In connection with the reincorporation, the Company completed a 1-for-6 share reverse stock split. The accompanying financial statements and footnotes have been restated for the lower number of shares of common stock outstanding for all periods presented.

TASER INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

2.  Summary of Significant Accounting Policies

  a.  Cash and Cash Equivalents

      Cash and cash equivalents include funds on hand and short-term investments with original maturities of three months or less.

  b.  Inventory

      Inventories are stated at the lower of cost or market; cost is determined using the most recent acquisition cost method which approximates the first-in, first-out (FIFO) method. Inventories consisted of the following at December 31:

	1999	2000

Raw materials and work-in-process	$131,007	$153,506

Finished goods	27,160	67,663

	$158,167	$221,169

  c.  Property and Equipment

      Property and equipment are stated at cost. Additions and improvements are capitalized while ordinary maintenance and repair expenditures are charged to expense as incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

  d.  Customer Deposits

      The Company requires certain deposits in advance of shipment for foreign customer sales orders. At December 31, 2000, customer deposits consisted primarily of one foreign customer sales order.

  e.  Cost of Products Sold

      During 2000, the Company outsourced the assembly of its finished goods, but continued to manufacture certain proprietary components internally. Prior to August 1999, all finished goods were assembled internally. At December 31, 2000, cost of products sold represents net amounts paid to a vendor to acquire finished goods sold to customers and the manufacturing costs, including material, labor and overhead related to the proprietary components the Company manufactures internally. Prior to August 1999, costs of products sold included the manufacturing costs, including materials, labor and overhead related to finished goods and components. Shipping costs incurred related to product delivery are also included in cost of products sold.

      At December 31, 1999, included within cost of products sold is a one-time charge related to the phase-out of the AUTO TASER product line of approximately $355,000.

  f.  Revenue Recognition

      The Company recognizes revenues when products are shipped and all sales are final. The Company charges certain of its customers shipping fees, which are recorded as a component of net sales.

      On December 3, 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, which provides additional guidance in applying generally accepted accounting principles for revenue recognition in financial statements. The issuance of SAB No. 101 did not have a material impact on the revenue recognition method of the Company.

TASER INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

  g.  Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  h.  Advertising Costs

      The Company expenses the production cost of advertising as incurred or the first time the advertising takes place. The Company incurred advertising costs of $24,652 and $35,035 in 1999 and 2000, respectively. Advertising costs are included in sales, general and administrative expenses in the statements of operations.

  i.  Warranty Costs

      The Company warrants its products from manufacturing defects for their lives and will replace any defective units with a new one. Included in accrued liabilities at December 31, 2000 is $50,000 to cover estimated future warranty costs.

  j.  Research and Development Expenses

      The Company expenses research and development costs as incurred. The Company incurred product development expense of $6,867 and $7,137 in 1999 and 2000, respectively. Product development costs are included in operating expenses in the statements of operations.

  k.  Income Taxes

      The Company, since inception, has qualified as an S corporation under the Internal Revenue Code, and accordingly, is not directly subject to income taxes. There is no provision or benefit for income taxes reflected in the accompanying financial statements, since items of taxable income and losses are reported in the individual returns of stockholders.

      Subsequent to December 31, 2000, the Company reincorporated in the State of Delaware and elected to be taxed as a C corporation. Net operating losses (NOLs) prior to the change to a C corporation accrued to the individual stockholders. Accordingly, such losses are not available to reduce future taxes payable by the Company as a C corporation.

      Upon termination of the S status, the Company is required to implement Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (SFAS No. 109), which requires the calculation of existing temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Management does not expect such implementation to have a significant impact on the Company.

      Had the Company been a C corporation in 1999 and 2000, no federal or state income tax benefit would have been recorded for the NOLs discussed above because their realizability could not be determined as more likely than not. Accordingly, no pro forma benefit for federal or state income taxes is recorded as if the Company were taxed as a C corporation for any of the periods presented. Additionally, the accumulated deficit at the time of the S election termination will be reclassified to additional paid-in capital.

TASER INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

  l.  Concentration of Credit Risk and Major Customers

      Financial instruments that potentially subject the Company to concentrations of credit risk consist of accounts receivable, accounts payable and notes payable to related parties. Sales are typically made on credit and the Company generally does not require collateral. The Company performs ongoing credit evaluations of its customers’ financial condition and maintains an allowance for estimated potential losses. Accounts receivable are presented net of an allowance for doubtful accounts. Provision for bad debts was $32,250 and $72,905 at December 31, 1999 and 2000, respectively.

      For the years ended December 31, 1999 and 2000, sales by product were as follows:

	1999	2000

	(000s omitted)

Sales by product:

AIR TASER	$1,327	$1,241

AUTO TASER	608	24

ADVANCED TASER	80	2,152

Other	351	83

	$2,366	$3,500

Geographic:

United States	52%	82%

Other countries	48	18

	100%	100%

  m.  Financial Instruments

      The Company’s financial instruments include cash, accounts receivable and accounts payable. Due to the short-term nature of these instruments, the fair value of these instruments approximates their recorded value. The Company does not have material financial instruments with off-balance sheet risk.

      The Company has notes payable to stockholders at varying terms which, based on the short-term nature of the notes and financing obtained from outside sources, the Company believes are stated at their estimated fair market value.

  n.  Segment Information

      Effective January 1, 1998, the Company adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. This statement requires disclosure of certain information about the Company’s operating segments, products, geographic areas in which it operates and major customers. This statement also allows a company to aggregate similar segments for reporting purposes. Management has determined that its operations can be aggregated into one reportable segment. Therefore, no separate segment disclosures have been included in the accompanying notes to the financial statements.

  o.  Stock-Based Compensation

      The Company measures compensation costs related to stock option plans using the intrinsic value method and provides pro forma disclosures of net income (loss) and earnings (loss) per common share as if the fair value based method had been applied in measuring compensation costs. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company’s common stock at the date of measurement over the amount an employee must pay to acquire the stock and is amortized over the vesting period, generally three years.

TASER INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

  p.  Comprehensive Income

      Effective January 1, 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income. This statement requires that all components of comprehensive income be reported in the financial statements in the period in which they are recognized. During the years ended December 31, 1999 and 2000, the Company did not have any components of comprehensive income.

  q.  Income (Loss) Per Common Share

      Income (loss) per common share is computed in accordance with SFAS No. 128, Earnings Per Share. Basic income (loss) per common share is based upon the weighted average shares outstanding. Diluted income (loss) per common share is based on the weighted average shares outstanding and dilutive common stock equivalents. As a result of anti-dilutive effects, approximately 145,875 and 186,049 options and warrants were not included in the computation of diluted earnings per share for 1999 and 2000, respectively.

  r.  Recent Accounting Pronouncements

      Effective January 1, 2000, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. During 1999 and 2000, the Company did not have any derivative instruments or hedging activities.

3.  Property and Equipment

      Property and equipment consist of the following at December 31, 1999 and 2000:

	Estimated
	Useful Lives	1999	2000

Leasehold improvements	5 years	$—	$5,000

Production equipment	5 years	335,050	380,326

Telephone and office equipment	5 years	31,535	31,535

Computer equipment	3-5 years	332,460	383,492

Furniture and fixtures	5-7 years	22,767	57,542

		721,812	857,895

Less: accumulated depreciation		(465,702)	(583,622)

		$256,110	$274,273

TASER INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

4.  Commitments and Contingencies

  a.  Operating Leases

      The Company has entered into operating leases for office space and equipment. Rent expense under these leases for the years ended December 31, 1999 and 2000, was $147,655 and $93,241, respectively. Future minimum lease payments under operating leases as of December 31, 2000, are as follows:

2001	$144,481

2002	142,643

2003	146,362

2004	150,193

2005	154,139

Thereafter	143,156

Total	$880,974

  b.  Litigation

      The Company is involved in certain legal actions and claims arising in the normal course of business. Management is of the opinion that it maintains adequate insurance and that such matters will be resolved without a material effect on the Company’s financial position.

      In February 2000, the Company was named a defendant in a suit with a former distributor in the state of New York. The distributor alleges unfair termination of the distribution relationship and is seeking substantial damages. The Company believes the case is without significant merit, and intends to vigorously defend itself. In the opinion of management, this dispute will not have a material adverse effect on the Company’s financial position.

  c.  Employment Agreements

      The Company has employment agreements with its President, Chief Executive Officer (CEO) and Chief Financial Officer (CFO). The Company may terminate the agreements with or without cause. Should the Company terminate the agreements without cause, upon a change of control of the Company or death of the employee, the President, CEO and CFO are entitled to additional compensation. Under these circumstances, these officers may receive the remaining amounts under the contract upon termination which could total $510,000.

5.  Income Taxes

      Concurrently with the change in tax status as discussed in Note 2, the Company will adopt the provisions of SFAS No. 109. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

      Management believes that the following estimated deferred tax assets and liabilities would exist at December 31, 2000, if the date of tax status change was effective on December 31, 2000. The Company

TASER INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

would provide a full valuation reserve for the deferred tax asset because the Company has not sustained taxable net income in any periods at sufficient levels to assure realization:

Deferred tax assets:

Nondeductible reserves for bad debts, sales returns and other	$42,171

Depreciation	26,646

Valuation reserve	(68,817)

$—

6.  Line of Credit

      During 1999, the Company had a line of credit with a bank with a total commitment of up to $1,500,000. The line was used to fund the Company’s working capital needs, and was personally guaranteed by two stockholders, had an interest rate of 10% and was secured by virtually all of the assets of the Company. At December 31, 1998, borrowings under the line were $1,329,600. The line matured and was paid in full on February 15, 1999.

7.  Inventory Financing Agreement

      The Company has entered into an inventory financing agreement with its warehouser and minority stockholder. Under the agreement, the Company has the right to sell its product to the warehouser at a stated price up to quantities totaling the lesser of $500,000 or the number of units sold in the last two months. The Company repurchased the product once sold to a third party at the stated price plus 2% per month (24% annually). In June 1998, the agreement expired and the Company issued a $189,980 note for the amount due. The note bears interest at 10% and is paid monthly and matured March 31, 2000. As of December 31, 2000, no amounts of principal have been paid on this note and the balance is recorded as a current payable.

8.  Notes Payable

      At December 31, 1999 and 2000 debt obligations were as follows:

	1999	2000

Notes payable to stockholders, interest at varying rates of 9% to 27%, principal and interest due July 1, 2002	$1,678,010	$2,878,010

Note payable to stockholder, interest at 9.18% payable monthly, principal matures July 15, 2001	61,545	24,783

Note payable to private investor, interest at 11%, payable monthly, principal matured June 30, 2000	112,000	100,000

Capital leases, interest at varying rates of 7% to 23%, due in monthly installments through December 2005, secured by equipment	39,155	66,096

	1,890,710	3,068,889

Less: Current portion	(1,795,950)	(246,745)

Total	$94,760	$2,822,144

TASER INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      At December 31, 2000, aggregate annual maturities of long-term debt and capital leases were as follows:

2001	$246,745

2002	2,809,359

2003	5,308

2004	3,589

2005	3,888

$3,068,889

      During 1998, a significant stockholder loaned the Company approximately $725,691. In March 1998, $150,000 was converted into 20,833 shares of common stock at an estimated fair value of $7.20 per share. In December 1998, the Company issued a promissory note for $455,691, the remaining amounts due. The note carried interest at 9% (increased to 10% in January 2001) and its maturity was extended to July 1, 2002.

      In addition, during 1998, another stockholder loaned the Company approximately $622,525. In March 1998, $150,000 was converted into 20,833 shares of common stock at an estimated market value of $7.20 per share. In December 1998, the Company issued a promissory note for $472,525, the remaining amounts due. The note carried interest at 9% (increased to 10% in January 2001) and its maturity was extended to July 1, 2002.

      In January 1999, a stockholder loaned the Company $1,500,000. In return, the Company issued a promissory note for $500,000 at an effective interest rate of 27.12% to mature October 31, 2000 and issued 1,666,667 shares of common stock to the stockholder at a fair market value of $0.60 per share. The stock issued was subject to a repurchase agreement which allowed the Company to repurchase the shares issued at cost if certain criteria were met. In July 2000, the Company repurchased the 1,666,667 shares under the agreement in exchange for a promissory note for $1,000,000. This $1,000,000 note and the $500,000 note issued in January 1999 were consolidated into a new note for $1,500,000 which carries interest at bank prime (9.5% at December 31, 2000) plus 1% and matures July 1, 2002.

      In March 1999, the Company issued a promissory note to a stockholder for $100,000 at an interest rate of 10% which matures on July 1, 2002.

      In March 1999, the Company issued a promissory note to a stockholder for $99,794 at an interest rate of 10% which matures July 1, 2002.

      In July 1999, the Company issued a promissory note to a stockholder for $50,000 to fund working capital needs at an interest rate of 10% which matures July 1, 2002.

      In May 2000, the Company issued a promissory note to a stockholder for $200,000 to fund working capital needs at an interest rate of 10% which matures on July 1, 2002.

      In January 2001, the Company issued a promissory note to a private investor to fund working capital for $500,000 at an interest rate of 18% which matures the earlier of the close of the IPO or July 1, 2002.

9.  Stockholders’ Equity

  a.  Common Stock

      Concurrent with the re-incorporation in Delaware effective February 2001, the Company adopted a certificate of incorporation and authorized the issuance of two classes of stock to be designated “common stock” and “preferred stock”, provided that both common and preferred stock shall have a par value of

TASER INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

$0.00001 per share and authorized the Company to issue 50 million shares of common stock and 25 million shares of preferred stock.

      Additionally, effective February 2001, the Company declared a 1-for-6 reverse stock split of common stock. All references to the number of shares, per share amounts, conversion amounts and stock option data of the Company’s common stock have been restated to reflect this reverse stock split for all periods presented.

  b.  Preferred Stock

      The Company is authorized to issue up to 25 million shares of preferred stock, $0.00001 par value. The power to issue any shares of preferred stock of any class or any series of any class and designations, voting powers, preferences, and relative participating, optional or other rights, if any, or the qualifications, limitations, or restrictions thereof, shall be determined by the Board of Directors.

  c.  Warrants

      At December 31, 2000, the Company has warrants outstanding to purchase 42,747 shares of common stock at prices ranging from $0.24 to $21.00 per share with an average exercise price of $3.49 per share and a weighted average useful life of 3.58 years. A summary of warrants outstanding and exercisable at December 31, 2000 is presented in the table below:

Outstanding

Weighted
Average
Exercise		Expiration
Price	Warrants	Date

$21.00	3,333	7/31/05
0.24	16,667	1/1/03
3.30	22,727	7/31/05

$3.49	42,727

      In 2000, the Company issued 22,727 warrants to a stockholder as a loan guarantee. The warrants are exercisable at $3.30 per share and expire July 31, 2005. These warrants have been recorded at fair value as additional paid-in capital and the related expense recorded in the accompanying financial statements.

      In January 2001, the Company issued 5,000 warrants to a private investor as a loan guarantee and 5,000 warrants to its attorney related to the IPO. These warrants are exercisable at $10 per share and expire January 1, 2006.

  d.  Deferred Compensation

      During 2000, two non-employee Board of Director members received their director fees for services relating to 2001 to 2004 through the issuance of 13,333 options at an exercisable price of $3.30. These options have been recorded at fair value as deferred compensation in the accompanying balance sheets and will be amortized into expense over the next four years.

  e.  Stock Option Plans

      The Company has historically issued stock options for various equity owners and key employees as a means of attracting and retaining quality personnel. The option holders have the right to purchase a stated amount of shares at the estimated market value on the grant date. The options generally vest over a three-year period.

TASER INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The directors of the Company adopted the Company’s 1998-1999 Stock Option Plan. The 1998-1999 Plan was administered by the Board of Directors which determined the employees, directors or consultants which will be granted options and the terms of the options, including the vesting provision which typically is over a three-year period.

      The 1998-1999 Plan and options previously granted were voluntarily canceled by the recipients.

      The Company has a 1999 Stock Option Plan (the “1999 Plan”) that provides for officers, key employees and consultants to receive nontransferable stock options to purchase up to 833,333 shares of the Company’s common stock. The term of the options may not exceed ten years although most options granted had an initial expiration period of between five and seven years. In 1998, the Company had a similar plan which was cancelled in 1999.

      In 1999, the Company issued 16,667 five-year options to a stockholder at an exercise price of $0.66 per share for consulting services, and 3,959 ten-year options to a lender at an exercise price of $7.20 per share for a loan guarantee. In 2000, the Company issued 4,697 ten-year options to a non-employee at an exercise price of $3.30 per share for consulting services, and 3,333 five-year options to a stockholder at an exercise price of $0.24 per share for a loan guarantee. These options have been recorded at fair value as additional paid-in capital and the related expense recorded in the year in which the service is provided in the accompanying financial statements. In 2000, the 1999 Plan was cancelled.

      A summary of the Company’s stock options at December 31, 1999 and 2000 and for the years then ended is presented in the table below:

	1999		2000

		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Options	Price	Options	Price

Options outstanding, beginning of year	65,334	$6.37	124,875	$0.82

Granted	124,791	0.82	18,530	3.30

Exercised	—	—	—	—

Expired/terminated	(65,250)	6.38	(83)	0.24

Options outstanding, end of year	124,875	$0.82	143,322	$1.14

Exercisable at end of year	42,352	$1.21	84,979	$1.02

      Stock options outstanding and exercisable at December 31, 2000 are as follows:

	Outstanding		Exercisable
Average
Exercise		Average
Price	Options	Life(a)	Options

$0.24	3,333	3.50	3,333
0.60	80,833	7.52	50,718
0.66	36,667	3.00	23,426
7.20	3,959	9.74	3,958
3.30	18,530	8.42	3,544

$1.02	143,322	6.58	84,979

(a)	Average contractual life remaining.

TASER INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The Company measures the compensation cost of its stock option plan using the intrinsic value based method of accounting prescribed in Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees. Accordingly, no compensation cost has been recognized for its stock option plan. The weighted average remaining contractual life of those options is approximately 6.64 years. Had the Company’s compensation cost been determined using the fair value based method of accounting prescribed by SFAS No. 123, Accounting for Stock-Based Compensation, the Company’s net loss and net loss per common share would have been adjusted to the following pro forma amounts (amounts in thousands except per common share amounts):

	Year Ended December 31,

	1999	2000

Net loss available to common stockholders:

As reported	$(1,610)	$(416)

Pro forma	(1,633)	(440)

Basic and diluted net loss per common share:

As reported	$(0.52)	$(0.17)

Pro forma	(0.53)	(0.18)

      In January 2001, the Company adopted the 2001 Stock Option Plan (the “2001 Plan”) that provides for officers, key employees and consultants to receive nontransferable stock options to purchase up to 550,000 shares of the Company’s common stock. In January 2001, the Company issued 291,000 ten year options to employees, shareholders and consultants at exercise prices ranging from $8.00 to $8.80 per share.

10.  Subsequent Event

      The Company intends to file an SB-2 registration statement offering 1,000,000 units at an estimated initial offering price of $10 per unit consisting of one share of common stock and one warrant to purchase one share of common stock. Also, the Company intends to issue to the representative of the IPO’s underwriters warrants which enable the representative to acquire 100,000 units for 120% of the IPO unit offering price.

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from the information contained in this prospectus. We are offering to sell, and seeking offers to buy, units only in jurisdictions in which offers and sales are permitted.

     Until              , 2001 (25 days after the date of this prospectus), all broker-dealers that effect the transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

1,000,000 UNITS

[TASER LOGO]

PROSPECTUS

PAULSON INVESTMENT

COMPANY, INC.

February [  ], 2001

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification of Directors and Officers.

      Our certificate of incorporation allows and our bylaws require that we indemnify our directors and officers who are or were a party to, or are threatened to be made a party to, any proceeding (including a derivative action if the director or officer is not found liable to us), against all expenses reasonably incurred by a director or officer in connection with such a proceeding (including expenses, judgments, fines and amounts paid in settlement), if the director or officer acted in good faith, in a manner he or she believed was not opposed to our best interests, and, with respect to a criminal proceeding, had no reason to believe that his or her conduct was unlawful.

      We have entered into separate indemnification agreements with each of our directors and officers. The agreements provide for mandatory indemnification for and limit the liability of our directors and officers in serving us to the fullest extent permitted by the Delaware General Corporation Law. Specifically, under the agreements, our directors and officers will not be personally liable for monetary damages for their errors or omissions, except for liability for the breach of a director’s or officer’s duty of loyalty to us or our stockholders, for intentional misconduct or acts not in good faith, for making any unlawful distribution, for any transaction from which the director or officer derived an improper benefit, or for violating section 16(b) of the Securities Exchange Act of 1934, as amended, or similar laws.

      Our bylaws and indemnification agreements generally require that we advance to our directors and officers expenses incurred by them in defending a proceeding in advance of its final disposition, provided that the director or officer agrees to reimburse us for such advances if it is ultimately found that the director or officer is not entitled to indemnification. In addition, our bylaws permit us to purchase insurance on behalf of our directors and officers against any liability asserted against them in such capacity. We intend to obtain such insurance.

Item 25.  Other Expenses of Issuance and Distribution.

      The following table sets forth an itemization of SEC Registration, NASD filing and Nasdaq listing fees, and all other estimated expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered:

Nature of Expense	Amount

SEC Registration fee	$8,649

NASD Filing fees	3,960

Nasdaq Listing fee	8,000

Accounting fees and expenses	125,000

Legal fees and expenses	125,000

Directors and officers insurance expenses	150,000

Printing and related expenses	145,000

Blue sky legal fees and expenses	65,000

Transfer agent fees and expenses	1,250

Miscellaneous expenses	18,131

Total	$650,000

Item 26.  Recent Sales of Unregistered Securities.

      We have issued the following securities within the last three years. The following information regarding our securities has been adjusted to reflect a 1-for-6 reverse stock split effected in connection with our redomestication in Delaware on February 12, 2001.

      (1)  In March 1998, pursuant to an exemption under Section 4(2) of the Securities Act, we sold shares of our common stock as follows: 20,833 shares at $7.20 per share for an aggregate purchase price of $150,000 to Bruce R. Culver; and 20,833 shares at $7.20 per share for an aggregate purchase price of $150,000 to Phillips W. Smith.

      (2)  In January 1999, pursuant to an exemption under Section 4(2) of the Securities Act, we sold shares of our common stock as follows: 1,666,667 shares at $0.60 per share for an aggregate purchase price of $1,000,000 to Bruce R. Culver. These shares were subject to a repurchase option that was exercised by us in July 2000 at the same price ($0.60 per share) for an aggregate purchase price of $1,000,000.

      (3)  In September 1999, pursuant to an exemption under Section 4(2) of the Securities Act, we sold shares of our common stock as follows: 151,515 shares at $3.30 per share for an aggregate purchase price of $500,000 to Bruce R. Culver.

Item 27.  Exhibits.

Exhibit
No.	Description

1.1	Form of Underwriting Agreement
3.1	Registrant’s Certificate of Incorporation
3.2	Registrant’s Bylaws
4.1	Reference is made to pages 1-4 of Exhibit 3.1 and pages 1-5 and 12-14 of Exhibit 3.2
4.2	Form of Common Stock Certificate*
4.3	Form of Public Warrant
4.4	Form of Unit Certificate*
4.5	Form of Warrant Agent Agreement*
4.6	Form of Representative’s Warrant*
5.1	Opinion of Tonkon Torp LLP*
10.1	Employment Agreement with Patrick W. Smith, dated July 1, 1998
10.2	Employment Agreement with Thomas P. Smith, dated November 15, 2000
10.3	Employment Agreement with Kathleen C. Hanrahan, dated November 15, 2000
10.4	Form of Indemnification Agreement between the Registrant and its directors
10.5	Form of Indemnification Agreement between the Registrant and its officers
10.6	1999 Employee Stock Option Plan
10.7	2001 Stock Option Plan*
10.8	Form of Warrant issued to Bruce Culver and Phil Smith
10.9	Licensing Agreement with respect to intellectual property dated October 15, 1993, as amended, by and between the Registrant and John H. Cover, Jr., and related documents
10.10	Promissory Note, dated January 23, 2001 payable to Phillip Purer in the amount of $500,000 and related security documents
10.11	Promissory Note, dated December 31, 1998, payable to B & M Distributing, Inc., in the amount of $189,980 and related guarantee and security documents
10.12	Promissory Note dated October 24, 2000, payable to Bank of America in the amount of $60,000 and related guarantee and security documents
10.13	Form of Promissory Notes issued to stockholders
10.14	Lease between the Registrant and Norton P. Remes and Joan A. Remes Revocable Trust, dated November 17, 2000

Exhibit
No.	Description

23.1	Consent of Tonkon, Torp LLP (included in Exhibit 5.1)
23.2	Consent of Arthur Andersen LLP, independent public accountants
24	Power of Attorney. Reference is made to the signature page.

*	To be filed by amendment.

Item 28.  Undertakings.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      We hereby undertake to:

(1) File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) For purposes of determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time it was declared effective.

(5) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

      In addition, we hereby undertake to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

      In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Scottsdale, Arizona on February 13, 2001.

TASER INTERNATIONAL, INC.

BY:	/s/PATRICK W. SMITH

Patrick W. Smith, Chief Executive Officer

      Know all men by these presents, that each person whose signature appears below hereby constitutes and appoints Patrick W. Smith and Phillips W. Smith and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

      In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date

/s/ PATRICK W. SMITH Patrick W. Smith	Chief Executive Officer (Principal Executive Officer) and Director	February 14, 2001

/s/ THOMAS P. SMITH Thomas P. Smith	President and Director	February 14, 2001

/s/ KATHLEEN C. HANRAHAN Kathleen C. Hanrahan	Chief Financial Officer (Principal Financial Officer)	February 14, 2001

/s/ PHILLIPS W. SMITH Phillips W. Smith	Director and Chairman of the Board	February 14, 2001

/s/ BRUCE R. CULVER Bruce R. Culver	Director	February 14, 2001

/s/ KARL WALTER Karl Walter	Director	February 14, 2001

/s/ MATTHEW R. MCBRADY Matthew R. McBrady	Director	February 14, 2001

EXHIBIT INDEX

Exhibit
No.	Description

1.1	Form of Underwriting Agreement
3.1	Registrant’s Certificate of Incorporation
3.2	Registrant’s Bylaws
4.1	Reference is made to pages 1-4 of Exhibit 3.1 and pages 1-5 and 12-14 of Exhibit 3.2
4.2	Form of Common Stock Certificate*
4.3	Form of Public Warrant
4.4	Form of Unit Certificate*
4.5	Form of Warrant Agent Agreement*
4.6	Form of Representative’s Warrant*
5.1	Opinion of Tonkon Torp LLP*
10.1	Employment Agreement with Patrick W. Smith, dated July 1, 1998
10.2	Employment Agreement with Thomas P. Smith, dated November 15, 2000
10.3	Employment Agreement with Kathleen C. Hanrahan, dated November 15, 2000
10.4	Form of Indemnification Agreement between the Registrant and its directors
10.5	Form of Indemnification Agreement between the Registrant and its officers
10.6	1999 Employee Stock Option Plan
10.7	2001 Stock Option Plan*
10.8	Form of Warrant issued to Bruce Culver and Phil Smith
10.9	Licensing Agreement with respect to intellectual property dated October 15, 1993, as amended, by and between the Registrant and John H. Cover, Jr., and related documents
10.10	Promissory Note, dated January 23, 2001 payable to Phillip Purer in the amount of $500,000 and related security documents
10.11	Promissory Note, dated December 31, 1998, payable to B & M Distributing, Inc., in the amount of $189,980 and related guarantee and security documents
10.12	Promissory Note dated October 24, 2000, payable to Bank of America in the amount of $60,000 and related guarantee and security documents
10.13	Form of Promissory Notes issued to stockholders
10.14	Lease between the Registrant and Norton P. Remes and Joan A. Remes Revocable Trust, dated November 17, 2000
23.1	Consent of Tonkon, Torp LLP (included in Exhibit 5.1)
23.2	Consent of Arthur Andersen LLP, independent public accountants
24	Power of Attorney. Reference is made to the signature page.

*	To be filed by amendment.